Exhibit 2

ELLOMAY CAPITAL LTD.
Ackerstein Towers
11 Hamenofim Street
Herzliya 46120
Israel

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on December 30, 2008
11:00 a.m.

To Our Shareholders:

        Notice is hereby given that the annual meeting of shareholders of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at our offices at Ackerstein Towers, 11 Hamenofim St., Herzliya 46120, Israel on December 30, 2008 at 11:00 a.m., Israel time, and thereafter as it may be adjourned from time to time (the “Shareholders Meeting”).

        The agenda of the meeting will be as follows:

        Proposals Presented by Our Board of Directors

1.	To elect five members of the Company’s Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified (“Proposal 1”);

2.	To reappoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2008, and to authorize our Board of Directors to approve the remuneration of the independent auditors in accordance with the volume and nature of their services (“Proposal 2”);

3.	To review and approve a reverse share split of our ordinary shares at the ratio of one-for-ten and to empower the Company’s Board of Directors to set the date for such reverse share split and to amend the Company’s Amended and Restated Articles of Association and Memorandum of Association to effect such reverse share split (“Proposal 3”);

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4.	To approve the payment of directors’ fees to the directors of the Company (“Proposal 4”);

5.	To approve the Company’s entry into indemnification agreements with, the provision of exemptions to, and the procurement of a directors’ liability insurance policy for, Ran Fridrich and Shlomo Nehama (“Proposal 5”);

6.	To approve the terms of a management services agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership (“Proposal 6”);

7.	To receive and consider the Auditors’ Report, the Directors Report and the Financial Statements of the Company for the fiscal year ended December 31, 2007; and

        Proposals Presented at the request of Our Controlling Shareholders

8.	To amend and restate the Company’s Amended and Restated Articles of Association, including changes to the quorum for general meetings, the maximum number of members of our Board of Directors, certain corporate actions that may require shareholders approval by a special majority and providing the Chairman of the Board, upon the occurrence of certain circumstances, with a casting vote, all as more fully described in the Proxy Statement and set forth on Exhibit B thereto (the “Shareholders’ Proposal”).

        Our Board of Directors recommends that you vote in favor of Proposals 1 through 6 and does not express an opinion as to the vote in connection with the Shareholders’ Proposal. All of the foregoing proposals are more fully described in the accompanying Proxy Statement.

        Only shareholders of record at the close of business on November 28, 2008 (the “Record Date”) are entitled to notice of, and to vote at, the Shareholders Meeting or any adjournment(s) thereof. On the Record Date, we had 73,786,428 issued and outstanding ordinary shares. Each ordinary share is entitled to one vote on each matter to be voted on at the Shareholders Meeting. Our Amended and Restated Articles of Association (as amended or restated from time to time, the “Articles of Association”) do not provide for cumulative voting for the election of directors or for any other purpose.

        Except for Proposal 3 and certain portions of the Shareholders’ Proposal, both relating to the amendment of our Articles of Association and Memorandum of Association (the “Memorandum”), each of the resolutions to be presented at the Shareholders Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting on the matter presented for passage. In addition, the approval of Proposal 5 and Proposal 6 is required to comply with special disinterested voting requirements as set forth below.

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        Proposal 3, relating to the changes in our capital structure, will require the affirmative vote of at least 75% of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting. In addition, as more fully described under “Item 8” of the Proxy Statement, the approval of portions of the Shareholders’ Proposal providing that the approval of certain corporate actions and transactions may, upon the occurrence of certain circumstances, require the affirmative vote of at least 50.1% of our outstanding ordinary shares, will require the affirmative vote of at least 50.1% of our outstanding ordinary shares as of the Record Date, rather than a simple majority of those shares present and voting, in person or by proxy, at the Shareholders Meeting.

        Proposal 5, relating to the indemnification, exemption and liability insurance of Messrs. Shlomo Nehama and Ran Fridrich and Proposal 6, relating to the terms of the proposed management services agreement, will each be adopted only if either (a) the majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the transaction and who are present and voting, in person or by proxy, at the Shareholders Meeting, or (b) the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        While Proposal 5 is ordinarily subject to shareholder approval because it relates to the indemnification, exculpation and insurance of our directors who are also deemed to be controlling shareholders, it is partially exempt from such approval, solely in connection with the procurement of directors’ liability insurance. The exemption is available under the Companies Regulations (Relief for Transactions with Interested Parties), 2000 (the “Relief Regulations”) and pursuant to the determination of the Audit Committee and Board of Directors of the Company described more fully in Item 5 below. Nevertheless, pursuant to Regulation 1C(a) of the Relief Regulations, one or more of our shareholders holding at least 1% of our issued share capital or our voting rights have the right to oppose, in writing, such determination of the Audit Committee and Board of Directors. ANY OPPOSITION MUST BE RECEIVED BY US NO LATER THAN 14 DAYS FOLLOWING THE PUBLICATION OF THIS PROXY STATEMENT. In the event of such opposition, the procurement of directors’ liability insurance for Messrs. Shlomo Nehama and Ran Fridrich will require the approval of our shareholders by the special majority detailed above. Accordingly, the approval of the procurement of directors’ liability insurance for Messrs. Shlomo Nehama and Ran Fridrich will only be presented for shareholder approval at the Shareholders Meeting if so required under the Relief Regulations. If shareholder approval is not required under the Relief Regulations, then any votes and abstentions submitted on a proxy for Proposal 5 will only be taken into account with respect to such portion Proposal 5 that is not subject to the exemptions available under the Relief Regulations.

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        The presence at the Shareholders Meeting, in person or by proxy, of two or more shareholders holding more than 33 1/3% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal.

        Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Articles of Association, the right to vote at the Shareholders Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Shareholders Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

        We expect to mail the Proxy Statement and the accompanying form of proxy attached hereto to shareholders of record (as determined above) on or about December 2, 2008. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means. Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expense incurred by them in connection therewith. Shareholders wishing to express their position on an agenda item for the Shareholders Meeting may do so by submitting a written statement to the Company’s offices at the above address no later than December 8, 2008.

        You are cordially invited to attend the Shareholders Meeting. Whether or not you plan to be present at the Shareholders Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company’s Articles of Association, your proxy must be received by 11:00 a.m., Israel time, on December 28, 2008, (two days prior to the Shareholders Meeting), to be counted for the Shareholders Meeting. If you are present at the Shareholders Meeting and desire to vote in person, you may revoke your appointment of proxy at the Shareholders Meeting so that you may vote your shares personally.

By Order of the Board of Directors, /s/ Shlomo Nehama —————————————— Shlomo Nehama Chairman of the Board of Directors

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ELLOMAY CAPITAL LTD.
Ackerstein Towers
11 Hamenofim Street
Herzliya 46120
Israel

PROXY STATEMENT FOR AN ANNUAL MEETING OF SHAREHOLDERS
To be held on December 30, 2008
11:00 a.m.

        The annual meeting of shareholders of Ellomay Capital Ltd. will be held on December 30, 2008 at our offices, located at Ackerstein Towers, 11 Hamenofim Street, Herzliya 46120 Israel, at 11:00 a.m., Israel time, for the purposes set forth in our Notice of Annual Meeting of Shareholders. The enclosed form of proxy is solicited by our Board of Directors for use at the Shareholders Meeting and at any adjournments of the Shareholders Meeting.

        The proxy materials are being mailed to our shareholders as of November 28, 2008, the Record Date, on or about December 2, 2008.

        A form of proxy for use at the Shareholders Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Shareholders Meeting, Mr. Ran Fridrich, a member of our Board of Directors and a director nominee, and Mr. Yosef Zylberberg, our Interim Chief Executive Officer and Chief Financial Officer, or either one of them, will vote, as proxy, the ordinary shares represented thereby at the Shareholders Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors. In accordance with our Articles of Association, your proxy must be received by us by 11:00 a.m., Israel time, on December 28, 2008 (two days prior to the date of the Shareholders Meeting) in order to be counted at the Shareholders Meeting. We know of no other matters to be submitted at the Shareholders Meeting other than as specified in the Notice of Annual Meeting of Shareholders included with this Proxy Statement. If any other business is properly brought before the Shareholders Meeting, it is the intention of each of the persons named as proxies to vote in respect thereof in accordance with his respective best judgment.

        The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above, indicating that its/his/her proxy is revoked, by submitting another proxy with a later date, or by attending the Shareholders Meeting and voting in person after properly requesting that the proxy submitted be revoked (shareholders who aren’t registered directly with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, must present a legal proxy from their broker, bank or other nominee, in order to vote in person at the Shareholders Meeting).

PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding the beneficial ownership of our ordinary shares, by each person known by us, to the best of our knowledge, to be the beneficial owner of more than 5% of our ordinary shares, as of November 15, 2008 (except as otherwise indicated below). Each of our shareholders has identical voting rights with respect to its shares.

        To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(4)	38,992,915	43.5%
Kanir Joint Investments (2005) Limited
Partnership ("Kanir") (3)(4)(5)	36,150,458	41.6%
Old Lane Luxemburg Master Fund S.a.r.l (6)	4,814,815	6.4%
Fortissimo Entities (7)	4,184,957	5.4%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from November 15, 2008 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 73,786,428 ordinary shares outstanding as of November 15, 2008.
(2)	According to information provided by the holders, the 38,992,915 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 22,661,551 ordinary shares and currently exercisable warrants to purchase 10,067,172 ordinary shares held by S. Nechama Investments (2008) Ltd., an Israeli company (“Nechama Investments”), which together constitute approximately 39% of the outstanding ordinary shares and (ii) 412,961 ordinary shares and currently exercisable warrants to purchase 5,851,231 ordinary shares held directly by Mr. Nehama, which together constitute approximately 7.9% of the outstanding ordinary shares. Mr. Nehama, who is our Chairman of the Board and a director nominee, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with his shares and warrants) approximately 43.5% of the outstanding ordinary shares.
(3)	According to information provided by the holder, Kanir is an Israeli limited partnership. The holdings of Kanir include currently exercisable warrants to purchase 13,076,620 ordinary shares. Kanir Investments Ltd. (“Kanir Ltd.”), in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors and director nominees, are the sole shareholders and directors of Kanir Ltd. As a result, they may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares.
(4)	In March 2008, Nechama Investments and Kanir entered into a shareholders agreement that included, among other things, agreements as to the voting of the Ellomay shares held by the parties and as to the disposition of certain of the Ellomay shares held by the parties (the “2008 Shareholders Agreement”). By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 45,735,389 ordinary shares and currently exercisable warrants to purchase 23,143,792 ordinary shares, which together constitute approximately 71% of the outstanding ordinary shares, and holds shared dispositive power with respect to 36,967,000 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, Mr. Nehama may be deemed to beneficially own approximately 73.1% of the outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission (“SEC”) on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D.

(5)	In addition to the holdings of Kanir set forth in the table above, Bonstar Investments Ltd. (“Bonstar”), an Israeli company and a limited partner in Kanir, holds currently exercisable warrants to purchase 846,906 ordinary shares, which constitute approximately 1.1% of the outstanding ordinary shares. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. By virtue of their control over Bonstar, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Bonstar. Bonstar also assisted Kanir in the financing of the purchase of a portion of our ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments. The information provided in the foregoing paragraph is based on public filings on an amendment to a Schedule 13D made by Bonstar and Messrs. Joseph Mor and Ishay Mor, the latest on May 6, 2008.
(6)	According to information provided by the holder, Old Lane Luxemburg Master Fund S.a.r.l (“Old Lane”) is a private company registered in Luxemburg. The 4,814,815 ordinary shares held by Old Lane are held for the benefit of its shareholders as follows: (i) 2,207,408 ordinary shares and 662,222 ordinary shares underlying currently exercisable warrants held for the benefit of Old Lane Cayman Master Fund L.P., a limited partnership registered in the Cayman Islands (“Old Lane Cayman”), (ii) 625,926 ordinary shares and 187,778 ordinary shares underlying currently exercisable warrants held for the benefit of Old Lane HMA Master Fund, L.P., a limited partnership registered in the Cayman Islands (“Old Lane HMA”) and (iii) 870,370 ordinary shares and 261,111 ordinary shares underlying currently exercisable warrants held for the benefit of Old Lane U.S. Master Fund L.P., a limited partnership registered in Delaware, USA (“Old Lane US” and, together with Old Lane Cayman and Old Lane HMA, the “Old Lane Entities”). Old Lane disclaims beneficial ownership of the shares held for the benefit of the Old Lane Entities.
(7)	According to information provided by the holders, the “Fortissimo Entities” consist of Fortissimo Capital Fund GP, LP (“FFC-GP”), Fortissimo Capital Fund (Israel), LP (“FFC-Israel”), Fortissimo Capital Fund (Israel-DP), LP (“FFC-Israel-DP”) and Fortissimo Capital Fund, LP (“FFC Cayman”). FFC-GP and FFC Cayman are limited partnerships incorporated in the Cayman Islands. FFC-Israel and FFC-Israel-DP are limited partnerships incorporated in Israel. FFC-GP is the general partner of each of FFC-Israel, FFC-Israel-DP and FFC Cayman, which invest together in the framework of parallel private equity funds. The holdings of the Fortissimo Entities consist of currently exercisable warrants to purchase 3,742,048 ordinary shares held directly by FFC-Israel, currently exercisable warrants to purchase 333,516 ordinary shares held directly by FFC-Israel-DP and currently exercisable warrants to purchase 109,393 ordinary shares held directly by FFC Cayman.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

ELECTION OF DIRECTORS

Background

        At the Shareholders Meeting, the shareholders will elect directors to serve on our Board of Directors. Our Articles of Association provide for a Board of Directors consisting of not less than four and no more than twelve members, as may be determined from time to time at a general meeting of our shareholders. The directors (other than the external directors) are elected annually at our annual meeting of shareholders and remain in office until the next annual meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles of Association. In addition, our Board of Directors may elect additional directors to the Board of Directors. Pursuant to the Israeli Companies Law, 1999 (the “Companies Law”), at least two external directors must serve on the Board of Directors for a period of three (3) years each, unless their office is vacated earlier in accordance with our then current articles of association and the Companies Law, or extended for one additional three (3) year term.

        On March 30, 2008, three members of our Board, Yuval Cohen, Shmoulik Barashi and Eli Blatt, resigned their position as members of our Board of Directors following the sale of the ordinary shares and a majority of the warrants to purchase ordinary shares held by the Fortissimo Entities to Kanir and Nechama Investments. Pursuant to our Articles of Association, our Board members appointed Shlomo Nehama, Anita Leviant and Ran Fridrich as directors, to serve until the next general meeting of our shareholders. The Board of Directors is currently composed of the following seven directors: Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod, Anita Leviant, Lauri A. Hanover and Alon Lumbroso. Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant are standing for reelection. Lauri A. Hanover and Alon Lumbroso are external directors whose current service term shall expire in November 2009.

        We are unaware of any reason why any of the nominees, if elected, should be unable to serve as a member of our Board of Directors. If any of the nominees are unable to serve, Ran Fridrich and Yosef Zylberberg, the persons named in the proxy, or either one of them, will vote the shares represented thereby “FOR” the election of other nominees proposed by our Board of Directors. All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

        Pursuant to the requirements of Section 224B(a) of the Companies Law, each of the director nominees provided us with a “Declaration of Competence” prior to the mailing of this proxy statement. Such declarations are available for review at our offices, at the address set forth above, during regular business hours.

        The following information is supplied with respect to each person nominated and recommended to be elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

        The nominees for directors are:

Name	Age	Position with the Company

Shlomo Nehama(1)	53	Chairman of the Board and Director
Ran Fridrich(1)	55	Director
Hemi Raphael	57	Director
Oded Akselrod(2)	62	Director
Anita Leviant	54	Director

(1)	Member of the Company’s Stock Option & Compensation Committee.
(2)	Member of the Company’s Audit Committee.

        Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of Israel’s largest banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. Mr. Nehama is a graduate of the Technion — Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

        Ran Fridrich has served as a director of Ellomay since March 2008. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In addition, Mr. Fridrich is a consultant to Capstone Investments, CDO Repackage Program, since January 2005. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory in Israel, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

        Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004. Prior thereto, from 1984 to 1994, Mr. Raphael was a partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

        Oded Akselrod has served as a director of Ellomay since February 2002. Mr. Akselrod was the general manager of the Investment Corp. of United Mizrahi Bank Ltd., a wholly owned subsidiary of United Mizrahi Bank Ltd. that was merged into United Mizrahi Bank Ltd. on October 2004. Prior to joining the Investment Corp. of United Mizrahi Bank, from 1994 to 1997, Mr. Akselrod held the position of general manager of Apex-Leumi Partners Ltd. as well as Investment Advisor of Israel Growth Fund. Prior thereto, from 1991 to 1994, Mr. Akselrod served as general manager of Leumi & Co. Investment Bankers Ltd. Mr. Akselrod began his career in various managerial positions in the Bank Leumi Group including: member of the management team of Bank Leumi, deputy head of the international division, head of the commercial lending department of the banking division, member of all credit committees at the Bank, assistant to Bank Leumi’s CEO and head of the international lending division of Bank Leumi Trust Company of New York. Mr. Akselrod holds a Bachelor’s degree in Agriculture Economics from Hebrew University, Jerusalem and an MBA degree from Tel Aviv University. Mr. Akselrod is also a director of Gadish Global Ltd., Gadish Investments in Provident Funds Ltd., Gadish Global Financial Services (2007) Ltd., Geva Dor Investments Ltd., Shalag Industries Ltd. and Psagot Investment House Ltd.

        Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in consulting and leading global and financial projects and cross border transactions. For a period of twenty years, until 2005, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently serves as Deputy Chairman of the Israel-British Chamber of Commerce, chairman of the Capital Markets Committee and as a member of the advisory board of Private Courts to Israel Ltd.

        Information about our external directors:

        Lauri A. Hanover has served as an external director of Ellomay since November 2003. Ms. Hanover serves as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co. since January 2008. Prior to that, she served as senior vice president and chief financial officer of Lumenis Ltd. from 2004 through 2007 and as the corporate vice president and chief financial officer of NICE Systems Ltd. from 2000 to 2004. She previously served as executive vice president and chief financial officer of Sapiens International Corporation N.V., from 1997 to 2000. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including corporate controller, at Scitex Corporation Ltd. and from 1981 to 1984 as financial analyst at Philip Morris Inc. (Altria). Ms. Hanover holds a Bachelor’s degree in finance from the Wharton School of Business and a Bachelor-of-Arts degree from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds a Master’s degree in business administration from New York University. Ms. Hanover qualifies as an external director according to the Companies Law.

        Alon Lumbroso has served as an external director of Ellomay since November 2006. Mr. Lumbroso serves as the Chief Executive Officer of Larotec Ltd. since the end of 2005. Mr. Lumbroso previously served as Chief Executive Officer of Mindguard Ltd., from 2003 to 2004. From 2000 to 2003, Mr. Lumbroso served as the managing director of the European subsidiary of Creo, Inc. Prior to that, Mr. Lumbroso served in a various executive positions, including VP Operations, VP Marketing and managing director of the Asian Pacific subsidiary of Scitex Corporation. In his positions with Scitex Corporation and Creo, Mr. Lumbroso was responsible for sales, marketing and service of prepress and digital printing equipment, including wide format digital printers. Mr. Lumbroso serves as the Chairman of Bioexplorers Ltd. and as a director of Larotec Ltd. Mr. Lumbroso holds an MBA from Bar Ilan University and a B.Sc. in Industrial Engineering from Tel-Aviv University. Mr. Lumbroso qualifies as an external director according to the Companies Law.

        Salaries, fees, commissions and bonuses paid with respect to all of our directors and senior management as a group (including the members of our senior management who left during 2008) in the fiscal year ended December 31, 2007 was $2.8 million, out of which an amount of $0.2 million was related to pension, retirement and other similar benefits.

Required Vote

        The approval of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

        At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to elect each of Shlomo Nehama, Ran Fridrich, Hemi Raphael, Oded Akselrod and Anita Leviant, as directors of the Company to hold office until the next annual meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

        Shareholders may specify the names of the directors for which they wish to withhold their vote on the attached proxy card. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

        Shareholders will be asked to reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2008 and to authorize the Board of Directors, following the approval of the Audit Committee, to approve their fees in accordance with the volume and nature of their services. Kost Forer Gabbay & Kasierer have been our independent auditors since 1995.

        The following table sets forth the fees paid by us and our subsidiaries to Ernst & Young during 2006 and 2007:

	(in thousands of U.S. dollars)
	2006	2007

Audit Fees(1)	$263	$242
Audit-Related Fees	-	-
Tax Fees(2)	$74	$157
All Other Fees	-	-

Total	$337	$399

(1)	Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.
(2)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance and tax advice services, including approved enterprise issues and expatriate individual tax calculations.

Required Vote

        The approval of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

        At the Shareholders Meeting, our Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to reappoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ended December 31, 2008, and until the next annual meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

APPROVAL OF A ONE-FOR-TEN REVERSE SHARE SPLIT AND CORRESPONDING
AMENDMENTS TO THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

        Our ordinary shares were traded on the NASDAQ National Market between October 1995 and July 2003. Due to our failure to meet the minimum price per share requirement, in July 2003 we transferred our ordinary shares to the NASDAQ Capital Market, where they were traded until May 2005. As a result of our failure to comply with the minimum stockholders’ equity requirement for continued listing, our ordinary shares were delisted from the NASDAQ Capital Market on May 19, 2005 and are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “EMYCF.PK.”

        Following the consummation of the sale of our wide-format printing business to Hewlett-Packard Company (the “HP Transaction”), as of the date hereof we meet the minimum NASDAQ Global Market stockholders’ equity initial listing requirement. However, we cannot at this time list our shares on the NASDAQ Global Market due to various reasons, among which are our lack of operations and the fact that our ordinary shares have traded at prices ranging between $0.47 and $0.75 in the period January 1, 2008 – October 30, 2008 and therefore we do not currently meet the minimum NASDAQ Global Market bid price initial listing requirement.

        Our Board of Directors believes that a one-for-ten reverse share split, whereby ten of our ordinary shares, NIS 1.00 nominal value each (the “Old Ordinary Shares”) will be replaced by one ordinary share, NIS 10.00 nominal value (the “New Ordinary Share”), is the only effective way to increase our share price to over $5.00 in order to comply with the minimum bid price initial listing requirements of the NASDAQ Global Market. Our intention at this time is to implement the reverse share split prior to the closing of a business combination and to attempt to list our shares on the NASDAQ Global Market in conjunction with the closing of such business combination. Therefore, our Board of Directors will be authorized to determine the timing of the reverse share split and also to determine not to implement the reverse share split, all based on our Board of Directors’ judgment of our best interests.

        We cannot predict if and when our ordinary shares will begin trading on the NASDAQ Global Market or any other NASDAQ market and cannot assure you that following the reverse share split the market price per each of our ordinary shares will either exceed or remain in excess of the $5.00 per share minimum bid price as required to meet the initial listing requirements for the NASDAQ Global Market. In addition, we cannot predict whether, or assure you that, we will otherwise meet the initial listing requirements and thereafter the continued listing requirements of the NASDAQ Global Market.

        Risks Associated with the Reverse Share Split

        While our Board of Directors believes that the potential advantages of the reverse share split outweigh the risks associated with such reverse split, if we do effect a reverse share split we cannot assure you:

—	That the market price per New Ordinary Share will rise in accordance with the reverse split ratio (i.e. will be equal to ten times the market price per Old Ordinary Share);

—	That the reverse share split will result in a per New Ordinary Share price that will attract brokers or investors who do not trade in lower-priced stocks;

—	That the liquidity of our ordinary shares will not be adversely impacted by the reduced number of outstanding New Ordinary Shares following the reverse share split;

—	That implementing the reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants; and

—	That the reverse share split will not result in some shareholders owning “odd-lots” of less than 100 of our New Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

        The market price of our New Ordinary Shares will also be primarily determined by our financial performance and future investments and other factors beyond our control, such as the performance of the Israeli economy and of the global economy, all of which are unrelated to the number of shares outstanding.

        Principal Effects of the Reverse Share Split

        The reverse share split will reduce the number of our authorized shares from 170,000,000 to 17,000,000, reduce the number of issued and outstanding shares from 73,786,428 to approximately 7,378,650 (the exact number will be determined based on the results of rounding of fractional shares) and the nominal value of each of our ordinary shares will be increased from NIS 1.00 to NIS 10.00. In addition, all outstanding options and warrants entitling the holders thereof to purchase our ordinary shares will enable such holders to purchase, upon exercise of their options or warrants, one-tenth (1/10) of the number of ordinary shares that such holders would have been able to purchase upon exercise of their options or warrants immediately preceding the reverse share split at an exercise price equal to ten (10) times the exercise price specified before the reverse share split, resulting in approximately the same aggregate price being required to be paid upon exercise thereof as would have been required to be paid upon exercise thereof immediately preceding the reverse share split; and the number of shares reserved for issuance(including shares underlying outstanding options) under our 1998 Share Option Plan for Non-Employee Directors and 2000 Stock Option Plan will be reduced to one-tenth (1/10) of the number of shares currently reserved for issuance under such plans from 665,833 shares to 66,583 shares and from 7,272,028 shares to 727,203 shares, respectively.

        The reverse share split will be effected simultaneously for all of our Old Ordinary Shares, and the exchange ratio of one New Ordinary Share for ten Old Ordinary Shares will be the same for all of our ordinary shares. The reverse share split will affect all of our shareholders uniformly and will not affect any of our shareholders’ percentage ownership interests, except to the extent that the reverse share split results in any of our shareholders owning a fractional share (see “Fractional Shares” below). New Ordinary Shares issued pursuant to the reverse share split will remain fully paid and non-assessable.

        Fractional Shares

        In order to avoid the expense and inconvenience of issuing fractional shares, no fractional shares will be issued as a result of the reverse share split. Instead, all fractional shares which are one-half share or more will be increased to the next higher whole number of shares and all fractional shares which are less than one-half share will be decreased to the next lower whole number of shares.

        Certain U.S. Federal Income Tax Consequences

        The following is a summary of certain U.S. federal income tax consequences arising from the reverse share split. This summary is based upon current law, including the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions relating thereto, all of which are subject to change or differing interpretations, possibly on a retroactive basis. This summary is limited to U.S. federal income tax law, and does not consider estate or gift tax consequences, the alternative minimum tax, U.S. state or local tax consequences, or taxation under the laws of any other jurisdiction. This summary is further limited to holders that hold our Old Ordinary Shares as capital assets within the meaning of Section 1221 of the Code, and does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances (e.g., persons who acquired our Old Ordinary Shares as compensation or persons who hold our Old Ordinary Shares as part of a straddle, “hedge” or “conversion transaction” with other investments) or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or currencies, tax-exempt plans and organizations, real estate investment trusts, regulated investment companies, life insurance companies, banks or other financial institutions, grantor trusts, certain former citizens or long-term residents of the United States, persons that have a functional currency other than the U.S. dollar and persons that own directly or by attribution at least 10% of our voting power. Accordingly, shareholders are urged to consult with their own tax advisors to determine the tax consequences applicable to their individual situations. The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds our Old Ordinary Shares generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

        Generally, the reverse share split will not result in the recognition of gain or loss for U.S. federal income tax purposes. The total adjusted tax basis of the aggregate number of New Ordinary Shares will be the same as the total adjusted basis of the aggregate number of Old Ordinary Shares held by a shareholder immediately prior to the reverse share split and the holding period of the New Ordinary Shares after the reverse share split will include the holding period of the Old Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by us as a result of the reverse share split.

        The tax advice contained herein was not intended or written to be used, and it cannot be used, for the purpose of avoiding U.S. federal tax penalties that may be imposed on you. Further, the tax advice in this document was written to support the promotion or marketing of the transaction or matter discussed herein. You and any other person reading the tax advice in this document should seek advice based on your, his or her particular circumstances from an independent tax advisor.

        Certain Israeli Tax Consequences

        The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the policy of the Israeli Tax Authority as currently in place, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

        Generally, a reverse share split will be viewed for Israeli tax purposes as a sale of the Old Ordinary Shares held by each shareholder, with the consideration being the New Ordinary Shares received as a result of the reverse share split. Therefore, the reverse share split will generally be viewed as a tax event for Israeli tax purposes and will result in the recognition of gain or loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation which exists between the State of Israel and the country of residence of the shareholder. However, we approached the Israeli Tax Authority in order to obtain an advanced tax ruling, prior to the implementation of the reverse share split, which will provide that the reverse share split will not be viewed as a “tax event” for Israeli tax purposes for us and for our shareholders. We cannot assure you that we will be able to obtain this ruling and, in the event such ruling is obtained, whether or not it will be subject to certain conditions and limitations. We expect that our Board of Directors will take the fact that a ruling was not obtained or that conditions and limitations are included in a ruling that was obtained into consideration when resolving when, and if, to implement the reverse share split.

        Exchange of Share Certificates

        If our shareholders approve the reverse share split, then following a decision of our Board of Directors to effect the reverse share split, we will file an amendment to Section 4 of our Memorandum of Association and Article 4 of our Articles of Association with the Israeli Registrar of Companies, so that they comply with the reverse share split being effected. Such amendment shall state the time that the reverse share split will become effective (the “Effective Date”). Beginning at the Effective Date, each certificate representing Old Ordinary Shares will be deemed for all corporate purposes to evidence ownership of the New Ordinary Shares (at a quantity equal to one-tenth of the number stated on the certificate representing Old Ordinary Shares).

        As soon as practicable after the Effective Date, our shareholders will be notified that the reverse share split has been effected. We expect that our transfer agent, Continental Stock Transfer & Trust Company, will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of Old Ordinary Shares will be asked to surrender to the exchange agent certificates representing Old Ordinary Shares in exchange for certificates representing New Ordinary Shares in accordance with the procedures to be set forth in the letter of transmittal that will be delivered to our shareholders. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the exchange agent. Any Old Ordinary Shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will, subject to the fulfillment of regulatory conditions and our requirements, automatically be exchanged for New Ordinary Shares, pursuant to the reverse share split ratio. Each certificate representing New Ordinary Shares issued in connection with the reverse share split will continue to bear any legends that were borne by the surrendered certificates representing the Old Ordinary Shares. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.

Required Vote

        Pursuant to Section 24(1) of the Companies Law, the approval of this proposal requires the affirmative vote of 75% of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting (due to the fact that it requires the amendment of our Memorandum).

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to effect a reverse share split of the Company’s Ordinary Shares (on the effective date to be determined by the Board) where each ten Ordinary Shares NIS 1.00 nominal value per share will be consolidated into one single Ordinary Share of NIS 10.00 nominal value, such that the registered share capital of the Company will be divided into 17,000,000 Ordinary Shares NIS 10.00 nominal value each, ranking pari passu in all respects, as recommended by the Board of Directors. All fractional shares which are one-half share or more will be increased to the next higher whole number of shares and all fractional shares which are less than one-half share will be decreased to the next lower whole number of shares. Concurrently with the reverse share split, it is hereby resolved to amend Article 4 of the Company’s Articles of Association and Section 4 of the Company’s Memorandum of Association accordingly, to comply with the reverse share split effected. To authorize the Company’s Board of Directors to determine the timing of the reverse share split and also to determine not to implement the reverse share split, all based on the Company’s Board of Directors’ judgment of the Company’s best interests.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

APPROVAL OF PAYMENT OF DIRECTORS’ FEES TO THE COMPANY’S DIRECTORS

Background

        As previously approved by our shareholders, we currently pay Oded Akselrod and our external directors, Lauri A. Hanover and Alon Lumbroso, an annual payment of $8,000 and additional payments of $500 per meeting and $250 per committee meeting (together, the “Directors’ Fees”). As approved by our shareholders, these directors and any of our current and future non-executive directors are also entitled to receive an annual grant of options to purchase 10,000 ordinary shares under the terms and conditions set forth in our 1998 Non-Employee Director Share Option Plan (the “Directors’ Options”).

        Pursuant to the Companies Law, the terms of compensation of members of our Board of Directors require the approval of our Audit Committee, Board of Directors and shareholders. Our Audit Committee and our Board of Directors approved, and recommend that our shareholders approve, the payment of Directors’ Fees to Anita Leviant and to any future directors, commencing upon the date of their respective appointment. This proposal does not apply to Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board and director nominees, who will be compensated pursuant to the Management Services Agreement discussed in Item 6 below and who have, in connection with such Management Services Agreement, waived their right to receive the Directors’ Fees and the Directors’ Options.

Required Vote

        The approval of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to approve the payment of an annual amount of $8,000 and additional payments of $500 per meeting and $250 per committee meeting to Anita Leviant and to any future directors of the Company, as applicable, commencing upon the date of their respective appointment.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

APPROVAL OF INDEMNIFICATION, EXEMPTION AND LIABILITY INSURANCE
TO SHLOMO NEHAMA AND RAN FRIDRICH

Background

        Pursuant to the Companies Law, the provision of indemnification, exemption and liability insurance to members of our Board of Directors requires the approval of our Audit Committee, Board of Directors and our shareholders. At our shareholders meeting held on October 27, 2005, our shareholders approved, among other things, the procurement and maintenance of directors and officers liability insurance covering our directors serving from time to time, the entering into indemnification agreements, a form of which was attached as Exhibit E to the proxy statement filed with the SEC on October 14, 2005 (the “October 2005 Proxy Statement”), with our then current and future directors and the granting of exemption letters, a form of which was attached as Exhibit F to the October 2005 Proxy Statement, to our then existing and future directors. However, as certain of the members of our Board of Directors may be deemed to be “controlling shareholders,” the provision to them of indemnification, exemption and liability insurance is brought before our shareholders again.

        Our Audit Committee and Board of Directors approved, and recommend that our shareholders approve, the entering into indemnification agreements with, the provision of exemptions to and the inclusion in our current and future directors and officers liability insurance policy of, Messrs. Shlomo Nehama and Ran Fridrich, all in accordance with the previously approved and existing arrangements with the current members of our Board of Directors. Messrs. Nehama and Fridrich were appointed as members of our Board of Directors in March 2008 and are director nominees, and the foregoing resolution, if approved, will provide them with the indemnification, exemption and liability insurance, all effective as of the date of their initial appointment.

Required Vote

        Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, and Mr. Ran Fridrich, a member of our Board of Directors and a director nominee, are each deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law due to holdings of Nechama Investments and Kanir as set forth above, their respective positions with such entities and the 2008 Shareholders Agreement. Therefore, pursuant to Sections 270(4) and 275 of the Companies Law, the approval of this proposal at the Shareholders Meeting with respect to Messrs. Nehama and Fridrich requires the approval of our Audit Committee, Board of Directors and the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the Shareholders Meeting, which is also required to satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of shares voted against the matter does not exceed 1% of the Company’s outstanding voting rights.

        Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the approval of this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in our Company. Mr. Nehama, Nechama Investments and Kanir all have a “personal interest” in the approval of this proposal with respect to Messrs. Nehama and Fridrich.

        In connection with the procurement of directors’ liability insurance to Messrs. Shlomo Nehama and Ran Fridrich, we intend to utilize an exemption that is available under the Relief Regulations. Regulation 1B(5) of the Relief Regulations provides that in the event the Audit Committee and Board of Directors determine that: (i) the insurance provided to the controlling shareholder is upon terms identical to those provided to our other officers and directors, (ii) is on market conditions and (iii) is not likely to materially effect our profitability, assets or liabilities, shareholders approval will not be required. In connection with the provision of liability insurance discussed herein, our Audit Committee and Board of Directors approved and confirmed the conditions set forth in the Relief Regulations. Nevertheless, pursuant to Regulation 1C(a) of the Relief Regulations, one or more of our shareholders holding at least 1% of our issued share capital or voting rights have the right to oppose, in writing, such determination of the Audit Committee and Board of Directors. ANY OPPOSITION MUST BE RECEIVED BY US NO LATER THAN 14 DAYS FOLLOWING THE PUBLICATION OF THIS PROXY STATEMENT. In the event of such opposition, then the procurement of directors’ liability insurance for Messrs. Shlomo Nehama and Ran Fridrich will require shareholders’ approval, by the special majority detailed above. Accordingly, the approval of the procurement of directors’ liability insurance for Messrs. Shlomo Nehama and Ran Fridrich will only be presented for shareholder approval at the Shareholders Meeting if so required by one or more shareholders as explained above. If shareholder approval is not required under the Relief Regulations, then any votes and abstentions submitted on a proxy for Proposal 5 will only be taken into account with respect to such portion of this proposal that is not subject to the exemptions available under the Relief Regulations.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to approve the Company’s entry into indemnification agreements with, the provision of exemptions to and the inclusion in our current and future directors and officers liability insurance policy of, Messrs. Shlomo Nehama and Ran Fridrich, all in accordance with the previously approved and existing arrangements with the current members of our Board of Directors, as amended from time to time, effective as of the date of their initial appointment to serve on the Company’s Board of Directors.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 6

APPROVAL OF MANAGEMENT SERVICES AGREEMENT AMONG THE
COMPANY, MEISAF BLUE & WHITE HOLDINGS LTD. AND KANIR JOINT
INVESTMENTS (2005) LIMITED PARTNERSHIP

Background

        Following the sale of all of our ordinary shares and a majority of the warrants to purchase our ordinary shares held by the Fortissimo Entities and the resignation of the Fortissimo representatives from our Board of Directors in March 2008, the Management Services Agreement between Fortissimo Capital Fund GP, LP and us (the “Fortissimo Management Agreement”) was terminated.

        It is now proposed that we enter into a Management Services Agreement, substantially in the form attached hereto as Exhibit A (the “Management Services Agreement”), with Meisaf Blue & White Holdings Ltd. (“Meisaf”), an Israeli company wholly-owned by Mr. Shlomo Nehama, our Chairman of the Board and a controlling shareholder and with Kanir, another controlling shareholder who currently has two representatives on our Board of Directors, Messrs. Hemi Raphael and Ran Fridrich.

        Following the consummation of the HP Transaction, our efforts are concentrated on identifying and evaluating suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. These efforts have been, and are expected to continue to be, conducted and overseen by Messrs. Nehama, Fridrich and Raphael. In connection with such efforts and services and the Board services provided to us by Messrs. Nehama, Raphael and Fridrich, our Audit Committee and Board of Directors approved, and recommend that our shareholders approve, the entering into the Management Services Agreement, effective as March 31, 2008, the day following the termination date of the Fortissimo Management Agreement.

        The following is a brief summary of the key terms of the Management Services Agreement:

        Meisaf and Kanir, through their employees, officers and directors, will assist us in connection with the process of identifying and evaluating opportunities to acquire operations, otherwise provide us with management services and advise and provide assistance to our management concerning our affairs and business. It is further agreed that the management services will be provided primarily by Messrs. Nehama, Fridrich and Raphael.

        In addition, the Management Services Agreement notes that Kanir’s and Meisaf’s representatives on our Board of Directors, Messrs. Nehama, Fridrich and Raphael, or other affiliates of such entities, serve and will continue to serve on our Board of Directors. In providing the Board services, the directors and the Chairman of the Board will be subject to any and all fiduciary and other duties applicable to them under law and under our Articles of Association and they are required to dedicate as much time as reasonably necessary for the proper performance of such services.

        In consideration of the performance of the management services and the Board services, we have agreed to pay to Meisaf and Kanir, in equal parts, an aggregate annual fee in the amount of $250,000, to be paid on a quarterly basis. Meisaf and Kanir will also be entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. In connection with the Management Services Agreement, the Board representatives of Kanir and Mr. Nehama waived any director fees and options to purchase our ordinary shares they may be entitled to as a result of their service on our Board of Directors.

        The Management Services Agreement will remain in effect until the earlier of: (i) the second anniversary of the effective date of the Agreement or (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors. Any revision or amendment of the Management Services Agreement, or extension of its term, will require the approvals set forth under applicable law and our Articles of Association.

Required Vote

        Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Kanir, one of our shareholders, and Messrs. Fridrich and Raphael, who are members of our Board of Directors and director nominees, are each deemed to be our “controlling shareholders” for purposes of Section 268 of the Companies Law due to holdings of Nechama Investments and Kanir as set forth above, their respective positions with such entities and the 2008 Shareholders Agreement. The Management Services Agreement may be deemed to be an “extraordinary transaction” in which such “controlling shareholders” have a “personal interest”, whether due to the fact that they are parties to the Management Services Agreement in the case of Kanir or due to the fact that they control a party to the Management Services Agreement in the case of Mr. Nehama. Therefore, pursuant to Sections 270(4) and 275 of the Companies Law, the approval of this proposal requires the approval of our Audit Committee, Board of Directors and the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the Shareholders Meeting, which is also required to satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in the matter or (ii) the total number of shares voted against the matter does not exceed 1% of our outstanding voting rights.

        Pursuant to Section 276 of the Companies Law, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest in the approval of this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares in our Company. Mr. Nehama, Nechama Investments and Kanir all have a “personal interest” in the approval of this proposal.

Proposal

        At the Shareholders Meeting, the Board of Directors will propose that the following resolution be adopted:

        “RESOLVED, to approve the Management Services Agreement between the Company, Meisaf and Kanir, substantially in the form attached to the Proxy Statement as Exhibit A.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 7

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

Background

        As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2007, will be presented for discussion at the Shareholders Meeting.

        Our audited financial statements for the year ended December 31, 2007 are included in our 2007 Annual Report on Form 20-F, which was filed with the SEC on June 30, 2008. The 2007 Annual Report is also available on our website at http://www.ellomay.com. You may also read and copy this report at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our reports to the SEC are also available to the public at the SEC’s website at http://www.sec.gov.

This item will not involve a vote of the shareholders.

ITEM 8

(Shareholders’ Proposal)

APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE COMPANY’S
ARTICLES OF ASSOCIATION

Background

        Section 66(b) of the Companies Law entitles one or more of our shareholders, holding at least one percent (1%) of our outstanding voting rights, to request that our Board of Directors include a matter on the agenda of a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting.

        We received a request pursuant to the aforementioned Section 66(b) from Nechama Investments and Kanir to include the amendment and restatement of our Articles of Association on the agenda of the Shareholders Meeting. Pursuant to the Companies Law, the amendment of our Articles of Association requires the approval of our shareholders. Therefore, in compliance with the Companies Law, at the Shareholders Meeting, our shareholders will be presented with a proposal to adopt the Second Amended and Restated Articles of Association attached hereto as Exhibit B and to adopt the resolution set forth below. The attached Second Amended and Restated Articles of Association are marked to show the changes proposed compared to our current Articles of Association

        The proposed amendments to our Articles of Association include, among others, the following:

—	Changing the quorum required for shareholders meetings from two or more shareholders holding more than 33 1/3% of the voting rights of the Company to two or more shareholders holding more than 25% of the voting rights of the Company in general meetings, and from one or more shareholders holding more than 33 1/3% of the voting rights of the Company to two or more shareholders of the Company in adjourned general meetings;

—	Including amendments and updates to the provisions concerning notices of general meetings (including, but not limited to, reducing the minimal notice period from twenty one (21) days to fourteen (14) days and providing that a notice published in one international wire services shall be deemed to have been duly given on the date of such publication);

—	Providing that, for so long as the 2008 Shareholders Agreement is in effect, at the written request of any two directors with respect to certain proposed actions or transactions of the Company (including certain related party transactions, amendments to our Memorandum or Articles of Association, any merger or consolidation of the Company, material change in the scope of our business, the voluntary liquidation or dissolution of the Company, approval of annual budget or business plan and material deviations therefrom and any change in signatory rights on behalf of the Company), such action or transaction shall require the approval of the general meeting by a resolution supported by members vested with at least 50.1% of the outstanding shares of the Company, or by such higher approval threshold as may be required by applicable law;

—	Reducing the maximum number of members of our Board of Directors from twelve (12) to eight (8);

—	Including an exception to the determination that the Chairman of the Board shall have no casting vote by providing that this will be the case unless Mr. Shlomo Nehama holds such position and Nechama Investments, together with its Affiliates (as defined in the proposed Articles), holds at least 25.05% of our outstanding shares, and further providing that in the event the Chairman of the Board elects to exercise his casting vote then: (a) prior to such exercise, Nechama Investments shall be required to trigger the “Buy Me Buy You” mechanism in the 2008 Shareholders Agreement and the relevant Board resolution will remain pending until the consummation of the sale of the shares in accordance with such mechanism and (b) in the event that three directors so require, the relevant Board resolution shall be conditioned upon the approval of the Company’s general meeting. The amendments also provide that upon the transfer of Restricted Shares (as defined in the 2008 Shareholders Agreement) by Kanir to a third party in accordance with the terms of the 2008 Shareholders Agreement, the casting vote of the Chairman of the Board shall expire; and

—	Attaching the 2008 Shareholders Agreement as Exhibit A to the Articles of Association (as previously noted, the 2008 Shareholders Agreement was filed with the SEC on an amendment to Schedule 13D on March 31, 2008).

        The foregoing description of some of the proposed amendments is only a summary, and shareholders are urged to review the full text of the proposed amendments, which is attached hereto as Exhibit B.

        We are obligated by the Companies Law to include this proposal on the agenda of the Shareholders Meeting. Our Board of Directors does not express an opinion as to the vote in connection with this proposal.

Required Vote

        The approval of amendments to our Articles of Association generally requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Shareholders Meeting. However, as more fully described above, one of the proposed amendments entails, upon the occurrence of certain circumstances, a requirement that the holders of 50.1% of our outstanding shares approve certain corporate actions and transactions, including a revision of our Articles of Association. Therefore, pursuant to Section 20(b) of the Companies Law, such portion of the proposed amendments is required to be approved by the affirmative votes of the holders of 50.1% of the outstanding voting power of the Company as of the Record Date.

Proposal

        At the Shareholders Meeting, Nechama Investments and Kanir propose that the following resolution be adopted:

        “RESOLVED, to approve and adopt the Second Amended and Restated Articles of Association of the Company as set forth on Exhibit B of the Proxy Statement.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, the persons named in the enclosed proxy will “ABSTAIN” from voting the shares represented thereby in connection with the above-mentioned proposal.

PROPOSALS OF SHAREHOLDERS

        Any of our shareholders who intends to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting.

OTHER BUSINESS

        The Board of Directors is not aware of any other matters that may be presented at the Shareholders Meeting other than those mentioned in the attached Company’s Notice of Annual Meeting of Shareholders. If any other matters do properly come before the Shareholders Meeting, it is intended that Ran Fridrich and Yosef Zylberberg, the persons named as proxies, or either one of them, will vote the shares in accordance with his discretionary authority and best judgment.

By Order of the Board of Directors, /s/ Shlomo Nehama —————————————— Shlomo Nehama Chairman of the Board of Directors

Herzliya, Israel
November 2008

Exhibit A

MANAGEMENT SERVICES AGREEMENT

This Management Services Agreement (this “Agreement”) is entered into on___________, 2008, by and among Ellomay Capital Ltd., a company registered under the laws of the State of Israel (the “Company”), Kanir Joint Investments (2005) Limited Partnership, a limited partnership registered under the laws of the State of Israel (“Kanir”) and Meisaf Blue & White Holdings Ltd., a company registered under the laws of the State of Israel (“Meisaf” and, together with Kanir, the “Service Providers”).

WHEREAS,	following the consummation of the sale of the Company’s business to Hewlett-Packard Company on February 29, 2008 (the “HP Transaction”), the Company has commenced the process of identifying and evaluating suitable business opportunities and strategic alternatives (the “New Operations Process”);

WHEREAS,	on March 2008, following the sale by affiliates of Fortissimo Capital Fund GP, LP (“Fortissimo”) of ordinary shares and warrants exercisable into ordinary shares of the Company to Kanir and S. Nechama Investments (2008) Ltd. (“S. Nechama”), a company under common control with Meisaf, and the changes to the composition of the Company’s Board of Directors (the “Board”), the Management Services Agreement between the Company and Fortissimo, dated as of September 26, 2005 was terminated;

WHEREAS,	following the termination of the Fortissimo Management Services Agreement, Kanir and Meisaf have actively participated in the management of the Company, including in the aforementioned New Operations Process, and intend to continue to do so; and

WHEREAS,	the Company desires to retain management services and Board services from the Service Providers pursuant to the terms and conditions set forth in this Agreement, and the Service Providers agree to provide such services to the Company on such terms and conditions.

NOW, THEREFORE, in consideration of the covenants and conditions hereinafter set forth, the parties hereby agree as follows:

1.	SCOPE OF SERVICES

1.1.	Management Services

1.1.1.	The Service Providers, through their employees, officers and directors, will assist the Company in all aspects of the New Operations Process, including, but not limited to, any activities to be conducted in connection with the identification and evaluation of the business opportunities, the negotiations and the integration and management of any new operations and will conduct regular meetings and discussions with members of the Company’s management, to assist and advise them on such matters and on any other matters concerning the affairs and business of the Company and render such other management services and advise as may be agreed to from time to time by the Company and the Service Providers (together, the “Management Services”).

1.1.2.	In rendering the Management Services hereunder, the Service Providers shall cooperate with the Company and utilize professional skill and diligence to provide the expertise required in connection with such services. The Service Providers shall dedicate as much time as will be reasonably necessary for the proper performance of the Management Services.

1.1.3.	It is hereby agreed by the parties hereto that the Management Services will be provided primarily by Messrs. Menahem Raphael and Ran Fridrich, who are sole shareholders and directors of Kanir Investments Ltd., the general partner in Kanir and who are members of the Board and by Mr. Shlomo Nehama, the sole shareholder and director of S. Nechama and Meisaf and who is a member and serves as Chairman of the Board.

1.2.	Board Services

1.2.1.	Until their respective successors are duly elected and qualify, Messrs. Shlomo Nehama, Ran Fridrich and Menahem Raphael currently serve, and in the future other affiliate of the Service Providers may serve, as members of the Board of Directors of the Company (the “Directors”) and Mr. Shlomo Nehama (“Nehama”) serves as the Chairman of the Board of Directors of the Company (the “Chairman”). The Directors and the Chairman will be active members of the Board and will serve in committees of the Board of which they are appointed (the services rendered by the Directors and the Chairman pursuant to this Agreement will be referred hereinafter as the “Board Services”).

1.2.2.	In his capacity as Chairman, Nehama shall (a) preside at meetings of the Board and as chairman of the general meetings of the shareholders of the Company and (b) carry out all other duties vested with the Chairman under law and/or the Company’s Amended and Restated Articles of Association, as amended and restated from time to time (the “Articles”).

1.2.3.	For the avoidance of doubt, it is clarified that in serving as members of the Board, the Directors, including the Chairman, shall not be employees of the Company, nor shall the payment of the Management Fee by the Company create employee-employer relations between the parties hereto or entitle the Directors to any social benefits.

1.2.4.	In providing the Board Services, the Directors shall be subject to any and all fiduciary and other duties applicable under law and under our Articles upon members of the Board of Directors, and with respect to the Chairman, also duties applicable upon the person holding position of chairman of the board of directors. The Directors, including the Chairman, shall dedicate as much time as will be reasonably necessary for the proper performance of the Board Services.

1.3.	The parties hereto acknowledge that the Service Providers are active in other businesses, whether alone or with third parties and that they may continue to so act during the term of this Agreement; provided, however, that no conflict of interest arises between such other activities and the provision of the Management Services and Board Services pursuant to this Agreement. The Service Providers undertake to immediately notify the Company in writing in the event an actual or potential conflict of interest arises.

2.	COMPENSATION

2.1.	In consideration of the performance of the Management Services and the Board Services hereunder, the Company shall pay to the Service Providers an aggregate annual management services fee in the amount of two hundred fifty thousand United States dollars (US$250,000) (the “Management Fee”), to be paid in equal quarterly installments of thirty one thousand two hundred fifty United States dollars (US$31,250) to each of Kanir and Meisaf. Each quarterly installment shall be paid not later than the seventh (7th) day of each calendar quarter for services rendered during the preceding calendar quarter.

2.2.	The Company will reimburse the Service Providers for reasonable out-of-pocket business expenses borne by the Service Providers or any of their employees, directors or officers in connection with the provision of the Management Services and the Board Services as customary in the Company, against the submittal of the relevant invoices, receipts and other required documentation to the Company.

2.3.	All payments under this Agreement shall be made against the issuance of valid invoices furnished by the Service Providers to the Company. Value Added Tax (“VAT”) pursuant to applicable law shall be added to all payments hereunder.

2.4.	Except for VAT, the Management Fee shall be inclusive of all taxes that may be incurred by the Company and/or the Service Providers in connection with the payment thereof, and any such taxes shall be borne by the Service Providers and, in the event required, withheld by the Company from the Management Fee. Furthermore, the Management Fee is the full and final compensation for the provision of the Management Services and the Board Services and shall be in lieu of any and all payments that are due to the Directors, including the Chairman, in their capacity as members of the Board or any of its committees to which they are appointed, including the right to receive the options to purchase ordinary shares of the Company in accordance with the Company’s 1998 Share Option Plan for Non-Employee Directors.

3.	CONFIDENTIAL INFORMATION

3.1.	The Services Providers agree that any and all Confidential Information (as defined below), which may be provided by the Company or by third parties in connection with the Company to the Services Providers or any of their directors, officers, employees or affiliates under this Agreement is, and shall be, the sole property of the Company or of such third party, and that the Service Providers will keep and will ensure that their aforementioned representatives will keep in confidence all such Confidential Information, and not use, divulge or disclose any Confidential Information to any third party, except for the purposes of this Agreement.

3.2.	For purposes hereof, “Confidential Information” means confidential and proprietary information concerning the business and financial activities of the Company, including, but not limited to, prospective investments, negotiations, financial position, operations, budgets, patents, patent applications, trademarks, copyrights and other intellectual property, and information relating to the same, technologies and products, know how, inventions, research and development activities, trade secrets, and also confidential commercial information such as information relating to customers, suppliers, marketing plans, etc. and shall also include information of the same nature with respect to third parties, which the Company may obtain or receive from third parties or which may be provided to the Service Providers or their representatives in connection with the Company. “Confidential Information” shall not include information generally known to the public, information which was known to the Service Providers prior to the date hereof, information disclosed to the Service Providers by a third party who is not bound by any obligation of confidentiality to the Company or to the third party the subject of such Confidential Information or information required to be disclosed by a competent court or administrative order or other applicable law; provided, however, that in the event information is so required to be disclosed, the Service Providers will immediately inform the Company of the requirement in order to enable the Company or the respective third party to seek an appropriate protective order or other remedy, to consult with the Service Provider with respect to taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section.

4.	TERM AND TERMINATION. This Agreement shall be deemed effective as of March 31, 2008 (the “Effective Date”) and shall continue to remain in effect until the earlier of: (i) the second anniversary of the Effective Date or (ii) the termination of service of either of the Kanir and S. Nechama affiliates on the Board of the Company.

5.	INDEPENDENT CONTRACTOR. The Service Providers and their representatives, including, but not limited to, their agents, employees and affiliates are independent contractors of the Company and are not agents or employees of, and have no authority to bind the Company by contract or otherwise. Each of the Service Providers will be solely responsible to any payments it is required to pay its representatives pursuant to applicable law. The Service Providers will perform the Management Services under the general direction of the Company.

6.	MISCELLANEOUS

6.1.	Entire Agreement. This Agreement contains the entire agreement of the parties with relation to the subject matter hereof, and cancels and supersedes all prior and contemporaneous negotiations, correspondence, understandings and agreements (oral or written) of the parties relating to such subject matter.

6.2.	Amendment. This Agreement may not be modified or amended except by mutual written agreement of the parties.

6.3.	No Waiver. No failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party’s rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof.

6.4.	Assignment. Except as provided herein, this Agreement shall not be assigned by a party hereof to a third party without the other party’s prior written consent and any attempt to effect an assignment of this Agreement or any portion thereof without obtaining such consent shall be null and void.

6.5.	Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein

6.6.	Notices. Any notice under this Agreement shall be in writing and shall be deemed to have been duly given for all purposes: (a) seven (7) days after it is mailed by registered mail; (b) upon the transmittal thereof by telecopier; or (c) upon the manual delivery thereof, to the following addresses

If to the Company:

Ellomay Capital Ltd. Ackerstein Towers 11 Hamenofim St. P.O.Box 2148 Herzliya 46120, Israel Fax: 09-950-2942 Attn: Chief Executive Officer

If to Kanir:

c/o Erdinast, Ben Nathan & Co., Advocates Museum Tower - 13th floor 4 Berkowitz St. Tel Aviv 64238, Israel Fax: 03-777-0101

If to Meisaf:

Meisaf Blue & White Holdings Ltd. 90 HaChashmonaim St. Tel Aviv 67133, Israel Fax: 03-566-4443 Attn: Mr. Shlomo Nehama

; or to such other address as the party specifies in writing.

6.7.	Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

6.8.	Counterparts. This Agreement may be executed in multiple counterparts, including, without limitation, by facsimile signature, which taken together shall constitute a single document.

6.9.	Governing Law. This Agreement shall be governed and enforced in accordance with the laws of the State of Israel and any dispute arising out of or in connection with this Agreement is hereby submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

[SIGNATURE PAGE TO FOLLOW]

[SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties have signed this Management Services Agreement as of the date first set forth above.

ELLOMAY CAPITAL LTD.

By:	_________________
Name:	[____________]
Title:	Director

By:	_________________
Name:
Title:

KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

By: Kanir Investments Ltd., its general partner

By:	_________________
Name:	Menahem Raphael
Title:	Director

By:	_________________
Name:	Ran Fridrich
Title:	Director

MEISAF BLUE & WHITE HOLDINGS LTD.

By:	_________________
Name:	Shlomo Nehama
Title:	Director

I agree to those terms of this Agreement applicable to me, as Chairman of the Board:

________________________
Shlomo Nehama

Exhibit B

THE COMPANIES LAW
A COMPANY LIMITED BY SHARES
SECOND AMENDED AND RESTATED ARTICLES OF
ELLOMAY CAPITAL LTD.

I   PRELIMINARY

1.	Interpretation

1.1.	In these Articles the following terms shall bear the meaning ascribed to them below:

“Affiliate” is defined in Article 25.5.1 herein.

“Alternate Director” defined in Article 37.1 herein.

The “Articles” shall mean the articles of association contained in the Articles, as originally registered and as they may from time to time be amended.

The “Board” shall mean the Company’s Board of Directors.

The “Company ”shall mean the above named company.

“Control” is defined in Article 25.5.1 herein.

“Determining Majority” as defined in Article 6 herein.

“External Director” as defined in the Law.

“Extraordinary Meetings” as defined in Article 21.1 herein.

 ~~“Iska Chariga” as defined in the Law.~~

The “Law” shall mean the Companies Law, 5759 – 1999, as the same may be amended from time to time, and all the rules and regulations promulgated thereunder.

The “Memorandum” shall mean the Memorandum of Association of the Company, as originally registered and as it may from time to time be amended.

“Obligation” as defined in Article 13.1 herein.

“Officer” is defined in Article 25.5.1 herein.

The “Ordinance” shall mean the Companies Ordinance [New Version], 5743-1983, as the same may be amended from time to time.

The “Register of Members” shall mean the Company’s Register of Members.

“Registered Holder” as defined in Article 10 herein.

“Securities” as defined in Article 18 herein.

“Shareholders Agreement” shall mean the Shareholders Agreement, dated as of March 24, 2008, between Kanir Joint Investments (2005) Limited Partnership (“Kanir”) and S. Nechama Investments (2008) Ltd. (“Nechama Investments”), a copy of which is attached hereto as Exhibit A.

Terms and expressions used in the Articles and not defined herein, shall bear the same meaning as in the Law.

1.2.	Sections 2, 3, 4, 5, 6, 7, 8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of the Articles.

1.3.	The captions in the Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation of any provision hereof.

2.	Name

The Name of the Company shall be Ellomay Capital Ltd., and in Hebrew:

3.	Purpose and Objective

3.1.	The objective of the Company shall be to undertake any lawful activity, including any objective set forth in the Memorandum (for as long as it is in effect).

3.2.	The purpose of the Company is to operate in accordance with commercial considerations with the intention of generating profits. Such considerations may take into account, amongst others, public interest and the interests of the Company’s creditors and employees. In addition, the Company may contribute reasonable amounts for any suitable purpose even if such contributions do not fall within the business considerations of the Company. The Board may determine the amounts of the contributions, the purpose for which the contribution is to be made, and the recipients of any such contribution.

II   SHARE CAPITAL

4.	Share Capital

The Company’s authorized share capital will be NIS 170,000,000 divided into 170,000,000 ordinary shares of the Company, nominal value NIS 1.00 each.

5.	Limited Liability

The liability of the shareholders of the Company for the indebtedness of the Company shall be limited to payment of the nominal value of such shares.

6.	Alteration of Share Capital

The Company may, from time to time, by a resolution approved at a General Meeting by such majority as is required to amend these Articles (as set forth in Article 25 below), or, if higher, such majority as shall be required to amend the Memorandum (for as long as it is still in force) (collectively, a “Determining Majority”):

6.1.	Increase its share capital in an amount it considers expedient by the creation of new shares. The power to increase the share capital may be exercised by the Company whether or not all of the shares then authorized have been issued and whether or not all of the shares theretofore issued have been called up for payment. Such resolution shall set forth the amount of the increase, the number of the new shares created thereby, their nominal value and class, and may also provide for the rights, preferences of deferred rights that shall be attached to the newly created shares and the restrictions to which such shares shall be subject;

6.2.	Consolidate all or any of its issued or unissued share capital and divide same into shares of nominal value larger than the one of its existing shares;

6.3.	Subdivide all or any of its issued or unissued share capital, into shares of nominal value smaller than the one of its existing shares; provided, however, that the proportion between the amount paid and the amount unpaid on each share which is not fully paid-up shall be retained in the subdivision;

6.4.	Cancel any shares which, as at the date of the adoption of the resolution, have not been issued or agreed to be issued, and thereby reduce the amount of its share capital by the aggregate nominal value of the shares so canceled;

III   SHARES

7.	Rights Attached to Shares

7.1.	Subject to any contrary provisions of the Memorandum (for as long as it is in effect) or the Articles, same rights, obligations and restrictions shall be attached to all the shares of the Company regardless of their denomination or class.

7.2.	If at any time the share capital is divided into different classes of shares, the rights attached to any class may be modified or abrogated by a resolution adopted by a Determining Majority at a General Meeting and by the adoption of a resolution, supported by a Determining Majority, approving same modification or abrogation at a General Meeting of the holders of the shares of such class.

The provisions of the Articles relating to General Meeting of the Company shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a specific class, provided, however, that the requisite quorum at any such separate General Meeting shall be one or more members present in person or by proxy and holding not less than thirty three and one third percent (33 1/3%) of the issued shares of such class.

7.3.	The creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed, for purposes of article 7.2, a modification or abrogation of rights attached to shares of such class or of any other class.

8.	Issuance of Shares

Issuance of shares of the Company shall be under the control of the Board, who shall have the ~~exclusive~~ authority to issue the Company’s shares or grant options to acquire shares, to such persons and on such terms and conditions as the Board may think fit, or to delegate such authority in accordance with the Law.

9.	Share Certificates

9.1.	Each member shall be entitled, not later than 60 days from the date of issuance or the date of transfer, to receive from the Company one share certificate in respect of all the shares of any class registered in his name on the Register of Members or, if approved by the ~~Board~~Company, several share certificates, each for one or more of such shares.

9.2.	Each share certificate issued by the Company shall be numerated, denote the class ~~and serial numbers~~ of the shares represented thereby and the name of the owner, thereof as registered on the Register of Members, and may also specify the amount paid-up thereon~~,~~ . A share certificate shall be signed ~~by~~on behalf the Company by the person or persons authorized by the Board.

9.3.	A share certificate denoting two or more persons as joint owners of the shares represented thereby shall be delivered to any one of the persons named on the Register of Members in respect of such joint ownership.

9.4.	A share certificate defaced or defective, may be replaced upon being delivered to the Company and being canceled. A share certificate lost or destroyed may be replaced upon furnishing of evidence to the satisfaction of the Board proving such loss or destruction and subject to the submission to the Company of an indemnity letter and/or securities as the Board may think fit.

A member requesting the replacement of a share certificate shall bear all expenses incurred by the Company in connection with the provisions of this Article.

10.	Owners of Shares

The Company shall be entitled to treat the person registered in the Register of Members as the holder of any share, as the absolute owner thereof (a “Registered Holder”) and shall also treat any other person deemed as a holder of shares pursuant to the Law, as an owner of shares.

11.	Calls on Shares

11.1.	The Board may, from time to time, make calls upon members to perform payment of any amount of the consideration of their shares not yet paid, provided same amount is not, by the terms of issuance of same shares, payable at a definite date. Each member shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call. Unless otherwise stipulated in the resolution of the Board, each payment with respect to a call shall be deemed to constitute a pro-rata payment on account of all of the shares in respect of which such call was made.

11.2.	A call may contain a demand for payment in installments.

11.3.	A call shall be made in writing and shall be delivered to the member(s) in question not less than fourteen (14) days prior to the date of payment stipulated therein. Prior to the due date stipulated in the call the Board may, by delivering a written notice to the member(s), revoke such call, in whole or in part, postpone the designated date(s) of payment or change the designated place of payment.

11.4.	If, according to the terms of issuance of any share, any amount is due at a definite date, such amount shall be paid on same date, and the holder of the same share shall be deemed, for all intents and purposes, to have duly received a call in respect of such amount.

11.5.	The joint holders of a share shall be bound jointly and severally to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

11.6.	Any amount not paid when due shall bear an interest from its due date until its actual payment at a rate equal to the then prevailing rate of interest for unauthorized overdrafts as charged by Bank Hapoalim Ltd, unless otherwise prescribed by the Board.

The provisions of this Article 11.6 shall in no way deprive the Company of, or derogate from any other rights and remedies the Company may have against such member pursuant to the Articles or any pertinent law.

11.7.	The Board may agree to accept prepayment by any member of any amount due with ~~in~~ respect to his shares, and may direct the payment of interest for such prepayment at a rate as may be agreed upon between the Board and the member so prepaying.

11.8.	Upon the issuance of shares of the Company, ~~The~~the Board may stipulate similar or different terms with respect to the payment of the consideration thereof by their respective holders.

12.	Forfeiture and Surrender

12.1.	If any member fails to pay when due any amount payable pursuant to a call, or interest thereon as provided for herein, the Company may, by a resolution of the Board, at any time thereafter, so long as said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. All expenses incurred by the Company with respect to the collection of any such amount of interest, including, inter-alia, attorney’s fees and costs of legal proceedings, shall be added to, and shall constitute a part of the amount payable to the Company in respect of such call for all purposes (including the accrual of interest thereon).

12.2.	Upon the adoption of a resolution of forfeiture, the Board shall cause the delivery of a notice thereof to the member in question. Same notice shall specify that, in the event of failure to pay the entire amount due within the period stipulated in the notice (which period shall be not less ~~the~~than thirty (30) days), same failure shall cause, ipso facto, the forfeiture of the shares. Prior to the expiration of such period, the Board may extend the period specified in the notice of forfeiture or nullify the resolution of forfeiture, but such nullification shall not estop nor derogate from the power of the Board to adopt a further resolution of forfeiture in respect of the non-payment of said amount.

12.3.	Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited together with the shares.

12.4.	The Company, by a resolution of the Board, may accept the voluntary surrender by any member of all or any part of his shares.

12.5.	Any share forfeited or surrendered as provided herein shall thereupon constitute the property of the Company, and may be resold. Such shares that have not yet been resold shall be considered dormant shares.

12.6.	Any member whose shares have been forfeited or surrendered shall cease to be a member in respect of the forfeited or surrendered shares, but shall, notwithstanding, be obligated to pay to the Company all amounts at the time of forfeiture or surrender due to the Company with respect thereof, including interest and expenses as aforesaid until actual repayment, whether the maturity date of same amounts is on or prior to the date of forfeiture or surrender or at any time thereafter, and the Board, in its discretion, may enforce payment of such amounts or any part thereof, unless such shares have been resold in which event the provisions of the Law shall apply. In the event of such forfeiture or surrender, the Company, by a resolution of the Board, may accelerate the maturity date(s) of any or all amounts then owed to the Company by same member and not yet due, however, arising whereupon all of such amounts shall forthwith become due and payable.

The Board may, at any time before any share so forfeited or surrendered shall have been reissued or otherwise disposed of to a third party, nullify the forfeiture or the acceptance of the surrender on such conditions as it thinks fit, but such nullification shall not estop nor derogate from the power of the Board to re-exercise its powers of forfeiture pursuant to this Article 12.

13.	Lien

13.1.	The Company shall have, at all times, a first and paramount lien upon all the shares registered in the name of each member on the Register of Members, upon all the dividends declared in respect of such shares and upon the proceeds of the sale thereof, as security for his obligations. For the purposes of this Article 13 and of Article 14, the term “Obligation” shall mean any and all present and future indebtedness owed to the Company by a member with respect to his shares, however arising, whether such indebtedness is absolute or contingent, joint or several, matured or unmatured, liquidated or non-liquidated.

13.2.	Shall a member fail to fulfill any or all of his Obligations, the Company may enforce the lien, after same member was provided with a period of fourteen (14) days to fulfill the Obligations so breached.

13.3.	A member shall be obliged to reimburse the Company for all expenses thereby incurred with respect to the enforcement of a lien upon same member’s shares, and such obligation shall be secured by the shares which are subject to same lien.

14.	Sale of Shares after Forfeiture or Surrender or in Enforcement of Lien

14.1.	Upon any sale of shares after forfeiture or surrender or in the course of enforcement of a lien, the Company may appoint any person to execute an adequate instrument of transfer or any other instrument required to effect the sale, and shall be entitled to register the purchaser on the Register of Members as the holder of the shares so purchased. The purchaser shall not be obliged to check the regularity of the proceedings of forfeiture, surrender or enforcement of a lien or the use that was made consideration thereby paid with respect to the shares.

As of the entry of the purchaser’s name in the Register of Members in respect of such shares, the validity of the sale shall not be rebutted, and the sole remedy of any person aggrieved by the sale shall be in damages, and against the Company solely.

14.2.	The net proceeds of any such sale, after payment of the selling expenses, shall serve for repayment of the Obligations of the respective member, and the balance if any shall be paid to the member, his inheritors, the executors of his will, the administrators of his estate, and to persons on his behalf.

15.	Redeemable Securities

Subject to the Law, the Company may issue redeemable securities and redeem the same.

16.	Effectiveness of Transfer of Shares

A transfer of title to shares of the Company, whether voluntarily or by operation of law, shall not confer upon the transferee any rights towards the Company as a Registered Holder unless and until such time as the transfer has been registered in the Register of Members.

17.	Procedure on Voluntary Transfer of Shares

A person desiring to be registered as a Registered Holder, shall deliver to the Company an instrument of transfer of shares according to which he is the transferee accompanied by a notice to the effect, in a form to be prescribed by the Board, duly executed by such person and the transferor, and subject to the prior fulfillment of the provisions of Article 18 below, the Board shall instruct the registration of same in the Register of Members.

18.	Transfer of Shares

18.1.	The transfer of shares of the Company and any other securities issued by the Company and owned by a Registered Holder (in this Article 18, hereinafter, “Securities”) shall be made in writing in a conventional manner or as established by the Board; it may be effected by the signature of the transferor only, on the condition that an appropriate share transfer deed shall be submitted to the Company.

18.2.	~~Shares~~Securities that are not paid up in full or are subject to any lien or pledge may not be transferred unless the transfer is approved by the Board, which may at its sole discretion withhold its approval without having to show grounds.

18.3.	Any transfer of ~~shares~~Securities that are not paid up in full shall be subject to the signature of the transferee and the signature of a witness in verification of the authenticity of the signatures on the share transfer deed.

18.4.	The transferor shall be deemed to be the Registered Holder of the transferred Securities until the name of the transferee is entered in the Register of Members.

18.5.	The share transfer deed shall be submitted to the office for registration together with the certificates to be transferred and such other evidence as the Company may require with regard to the transferor’s title or right to transfer the Securities. The share transfer ~~deeds~~deed shall remain with the Company after ~~their~~its registration.

18.6.	The Company may demand payment of a transfer registration fee at a rate to be determined by the Board from time to time.

18.7.	The Board may close the Register of Members for a period no longer than 30 days every year.

18.8.	Upon the death of a Registered Holder of Securities of the Company, the Company shall recognize the guardians, administrators of the estate, executors of the will, and in the absence of such persons, the inheritors of the deceased person as the only ones entitled to be registered as the Registered Holders of Securities of the Company, subject to proof of their rights in a manner established by the Board.

18.9.	In the event of the deceased member being a Registered Holder of a Security jointly with other persons, the surviving member shall be considered the sole Registered Holder of said Securities, upon the approval of the Company, without exempting the estate of the deceased joint holder from any of the obligations relating to the jointly held Securities.

18.10.	A person acquiring a right to a Security by virtue of his being a guardian or administrator of the estate or inheritor of the deceased member, or receiver, liquidator or trustee in liquidation proceedings regarding a corporate member, or by any operation of law, may be subject to submission of such proof of entitlement as the Board may establish be entered as the Registered Holder of the respective Security or transfer the Security subject to the provisions of the Articles with regard to such transfer.

18.11.	A person acquiring a Security as a result of a transfer by operation of law shall be entitled to dividends and other rights in respect of the Security and also to receive and certify the receipt of dividends and other sums of money in connection with the said Security; however, such person shall not be entitled to receive notices of the convening of General Meetings of the Company or to participate or vote therein or to exercise any right conferred by the Security with the exception of the aforementioned rights, pending the registration of such person in the Register of Members.

19.	Issuance of Shares

The ~~Board may issue~~number of shares, and other securities~~,~~ convertible or exercisable into shares, ~~up to~~issued by the Company shall not exceed a maximum amount equal to the registered share capital of the Company; for this purpose, securities convertible or exercisable into shares, shall be considered as having been converted or exercised on the date of issuance.

IV GENERAL MEETINGS

20.	Annual Meeting

20.1.	An Annual Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual Meeting) and at such place as may be determined by the Board.

20.2.	The Annual Meeting shall:

20.2.1.	Discuss the audited financial statements of the Company for the last fiscal year;

20.2.2.	Appoint auditors and establish their remuneration, or empower the Board to establish their remuneration;

20.2.3.	Appoint the directors as stipulated in Article 32 below, and establish their remuneration;

20.2.4.	Discuss any other business to be transacted at a General Meeting according to the Articles or by operation of law.

21.	Extraordinary Meeting

21.1.	All General Meetings other than Annual Meetings shall be called “Extraordinary Meetings”.

21.2.	The Board may, whenever it thinks fit, convene an Extraordinary Meeting, and shall be obligated to do so upon receipt of a requisition in writing in accordance with Section 63 of the Law.

21.3.	Members of the Company shall not be authorized to convene an Extraordinary Meeting except as provided in Section 64 of the Law.

22.	Notice of General Meetings

22.1.	Prior to any General Meeting, a written notice thereof shall be ~~delivered to all Registered Holders and to all other persons entitled to attend thereat, and shall be otherwise~~ made public as required by Law. Such notice shall specify the place, the day and the hour of the General Meeting, the agenda of the meeting and ~~the proposed resolutions and~~  such other ~~documents~~information required under law. The notice will be ~~delivered~~published not less then fourteen (14) ~~twenty-one (21)~~ days prior to any General Meeting. The Company shall not be required to deliver notice to each shareholder, except as may be specifically required by Law.

~~22.2.~~	~~The accidental omission to give notice of a General Meeting, or the non-receipt of a notice by a  member entitled to receive notices of General Meeting, shall not invalidate the proceedings of such  a General Meeting.~~

~~22.3.~~	~~A member entitled to receive notices of General Meeting may waive such right before such meeting of expost, and shall be deemed to have waived such right with respect to any General Meeting at which he was present, in person or by proxy.~~

22.2.	Any written notice or other document may be served by the Company upon any member either personally or by sending it by prepaid mail addressed to such member at his address as described in the Register of Members or such other address as he may have designated in writing for the receipt of notices and other documents.

22.3.	Notwithstanding anything to the contrary herein, notice by the Company of a General Meeting which is published in one international wire service shall be deemed to have been duly given on the date of such publication.

23.	Quorum

23.1.	Two or more members present in person or by proxy and holding shares conferring in the aggregate more than ~~thirty three and one third~~twenty-five percent (~~33 1/3~~25%) of the total voting power attached to the shares of the Company, shall constitute a quorum at General Meetings. No business shall be considered or determined at a General Meeting, unless the requisite quorum is present when the General Meeting proceeds to consider and/or determine same business.

23.2.	If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall, if convened upon requisition under Section 64 of the Law, be dissolved, but in any other case it shall stand adjourned on the same day, in the next week, at the same time and place. The requisite quorum at an adjourned General Meeting shall be ~~one~~any two or more members, present in person or by proxy, ~~holding not less than thirty three and a third percent (33 1/3%) of the  total voting power attached to the shares of the Company~~. At an adjourned General Meeting the only businesses to be considered shall be those matters which might have been lawfully considered at the General Meeting originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the General Meeting originally called.

24.	Chairman

The Chairman, of the Board, or if there is no such chairman, or if he is not present, any other person appointed by the members present, shall preside as Chairman at a General Meeting of the Company. The Chairman of any General Meeting shall have no additional or casting vote.

25.	Adoption of Resolution at General Meetings

25.1.	A resolution, including, but not limited to, a resolution to amend these Articles and to approve a merger of the Company, shall be deemed adopted at a General Meeting if the requisite quorum is present and the resolution is supported by members present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the shares whose holders were present, in person or by proxy, at such General Meeting and voted thereon, or such other percentage as is ~~set forth in~~required by these Articles or ~~as required by~~by the Law.

~~25.2.~~	~~Any resolution to amend these Articles or to approve a merger of the Company, shall be deemed  adopted at a General Meeting if supported by members, participating in person or by proxy, vested  with a Determining Majority, which shall be more than fifty percent (50%) of the total voting power  attached to the shares whose holders participated, in person or by proxy, at such General Meeting.~~

25.2.	~~25.3.~~ Any proposed resolution put to vote at a General Meeting shall be decided by a poll.

25.3.	~~25.4.~~ Subject to approval by a General Meeting at which the requisite quorum is present, the chairman is obligated at the request of the General Meeting, to adjourn the General Meeting, and the adjourned meeting shall convene at such date and place as is decided by the General Meeting. If the General Meeting is adjourned by more than twenty-one (21) days, a notice of the adjourned meeting shall be given in the manner set forth in ~~sections~~Sections 67 through 69 of the Law. An adjourned meeting may only transact such business as left unfinished at the original meeting.

25.4.	~~25.5.~~ A declaration by the Chairman of the General Meeting that a proposed resolution has been adopted or rejected, shall constitute conclusive evidence of the adoption or rejection, respectively, of same resolution, and no further proof verifying the contents of such declaration or the number or proportion of the votes recorded in favor of or against such resolution shall be required.

25.5.	Notwithstanding anything to the contrary herein, for so long as the Shareholders Agreement is in effect, at the written request of any two directors with respect to any proposed action or transaction described below, such action or transaction shall require the approval of the General Meeting by a resolution supported by members present, in person or by proxy, vested with at least 50.1% of the outstanding shares of the Company, or by such higher approval threshold as may be required by Law:

25.5.1.	any transaction of the Company or of a subsidiary of the Company with (i) an Officer of the Company or a nominee to become a director of the Company, (ii) a shareholder of the Company which owns 5% or more of its outstanding share capital, (iii) a family member of the first degree of any of the foregoing persons or (iv) an Affiliate of any of the foregoing. “Officer” shall have the meaning of “office holder” under the Law. “Affiliate” shall mean, with respect to any party, any person (a) in which such party, directly or indirectly, owns at least majority interest (both economic and voting), (b) which directly or indirectly owns a majority interest (both economic and voting) in such party, or (c) which, directly or indirectly, is in Control of or is Controlled by such party. “Control” shall mean, with respect to a person that is a corporation, the ownership, directly or indirectly, of voting securities of such person carrying more than 50% of the voting rights attaching to all voting securities of such person which are sufficient, if exercised, to elect a majority of its board of directors, and in relation to a person that is a partnership, limited partnership, business trust or other similar entity, the ownership, directly or indirectly, of voting securities of such person carrying more than 50% of the voting rights attaching to all voting securities of the person or the ownership of other interests entitling the holder to exercise control and direction over the activities of such person;

25.5.2.	any amendment to the Memorandum or these Articles;

25.5.3.	any merger or consolidation of the Company;

25.5.4.	any material change in the Company’s scope of business;

25.5.5.	the voluntary liquidation or dissolution of the Company;

25.5.6.	approval of the Company’s annual budget and business plan, and any material deviation therefrom; and

25.5.7.	any change of the signatory rights on behalf of the Company.

26.	Voting Power

26.1.	Subject to the provisions of Article 27.1 below and subject to any other provision hereof pertaining to voting rights attached or not-attached to shares of the Company, whether in general or in respect of a specific matter or matters, every member shall have one vote for each share registered in his name on the Register of Members, regardless of its denomination or class.

26.2.	In case of equality of votes, the resolution shall be deemed to have been rejected.

27.	Attendance and Voting Rights at General Meeting

27.1.	Unless provided otherwise by the terms of issue of the shares, no member shall be entitled to be present or vote at a General Meeting (or be counted as part of the quorum thereat) unless all amounts due as at the date designated for same General Meeting with respect to his shares were paid.

27.2.	A corporate body being a member of the Company and entitled to vote and/or attend at a General Meeting may exercise such rights by authorizing any person, whether in general or for a specific General Meeting, to be present and/or vote on its behalf. Upon the request of the Chairman of the General Meeting, a writing evidence of such authorization and its validity (in a form acceptable to the Chairman) shall be furnished thereto.

27.3.	A member entitled to vote and/or attend at a General Meeting may appoint a proxy, whether is general or for a specific General Meeting, to exercise such rights, in a form approved by the Board.

27.4.	The instrument appointing a proxy shall be delivered to the Company not later than forty-eight (48) hours before the time designated for the General Meeting at which the person named in the instrument proposes to vote and/or attend.

27.5.	A member entitled to vote and/or attend at a General Meeting and is legally incapacitated, may exercise such rights by his custodian.

27.6.	If two or more persons are registered as joint owners of any share, the right to attend at a General Meeting, if attached to such share, shall be conferred upon all of the joint owners, but the right to vote at a General Meeting and/or the right to be counted as part of the quorum thereat, if attached to such share, shall be conferred exclusively upon the senior amongst the joint owners attending the General Meeting, in person or by proxy; and for this purpose seniority shall be determined by the order in which the names appear on the Register of Members.

27.7.	The voting on the terms of the instrument of proxy shall be legal even in case of prior death or incapacity or bankruptcy of the principal, and in respect of a corporate principal, in case of its winding up or revocation of the instrument of proxy or transfer of the respective share, unless a notice in writing of such death or incapacity or bankruptcy or winding up or revocation of share transfer shall have been received by the Register of Members.

The written notice of revocation of the proxy shall be valid if signed by the principal and received by the Register of Members not later than one hour before the start of voting.

27.8.	No proxy shall be valid after the expiry of 12 months from the date of its issue.

V   BOARD OF DIRECTORS

28.	Powers of the Board

28.1.	The Board shall be vested with the exclusive authority to exercise all of the Company’s powers which are not, by Law, the Memorandum (for as long as it is in effect), the Articles or any applicable law, required to be exercised by the General Meeting, the General Manager, or any other organ of the Company as such term is defined in the Law.

28.2.	The Board shall set the policy guidelines for the Company and shall supervise the performance and activities of the General Manager.

29.	Exercise of Powers of the Board

29.1.	The powers conferred upon the Board shall be vested in the Board as a collective body, and not in each one or more of the directors individually, and all such powers may be exercised by the Board by adopting resolutions in accordance with the provisions of the Articles.

29.2.	~~A~~Except as otherwise required by these Articles, a resolution shall be deemed adopted at a meeting of the Board if supported by a majority of the directors attending such meeting and ~~voting~~entitled to vote thereon. The Chairman of the Board shall have no casting ~~vote.~~, except as set forth in Article 41.2.

29.3.	The Board may hold meetings using any means of communication, provided that all of the directors participating can simultaneously hear one another.

29.4.	The Board may adopt resolutions without convening a meeting, as provided in the Law.

30.	Committees of Directors

30.1.	The Board may, subject to Section 112 of the Law, delegate any or all of its powers to committees, each consisting of two or more directors, one of which shall be an External Director, and it may, from time to time, revoke or alter the powers so delegated. Without derogating from the generality of the foregoing, subject to the Law, the Board may delegate to a committee its power to approve the terms of compensation of officers. Each committee shall, in the exercise of the powers so delegated, conform to any regulations and conditions prescribed by the Board upon the delegation or at any other time. Each resolution adopted by a committee within the powers delegated to it by the Board shall be deemed to have been held by the Board.

30.2.	The Board will appoint from among its members an audit committee. All External Directors shall be members of the audit committee.

30.3.	The provision of the Articles with respect to the meetings of the Board, their convening and adoption of resolutions thereat shall apply, mutatis mutandis, to the meetings of any such committee, unless otherwise prescribed by the Board.

31.	Number of Directors

Unless otherwise prescribed by a resolution adopted at a General Meeting, the Board shall consist of not less ~~then~~than four (4) nor more ~~then twelve (12~~than eight (8) directors (including the External Directors appointed as required under the Law).

32.	Appointment and Removal of Directors

32.1.	The directors shall be elected annually at a General Meeting as aforesaid and shall remain in office until the next Annual Meeting at which time they shall retire, unless their office is vacated previously as stipulated in the Articles, provided however that the External Directors shall be appointed, and shall remain in office, as prescribed in the Law.

32.2.	The elected directors shall assume office on the day of their election.

32.3.	A retiring director may be reelected. Pending the convening of an Annual Meeting at which the directors are to retire from office, all directors shall remain in office until the convening of the Annual Meeting of the Company except in case of prior vacation of a director’s office according to the Articles.

32.4.	If no directors are elected at the Annual Meeting, all the retiring directors shall remain in office pending their replacement by a General Meeting of the Company.

32.5.	Except with regard to a director whose tenure of office expires upon the convening of a General Meeting or a person recommended by the Board to serve as director, no motions for appointment of a candidate as a director shall be made unless a notice in writing signed by a member of the Company (other than the candidate himself) who is entitled to participate in and vote at the meeting, stating the intent of the said member to propose a candidate for election to the office of director, together with a document in writing by the candidate expressing his consent to be so elected, shall have been received at the office of the Company within a period of not less than forty-eight (48) hours and not more than forty-two (42) days before the appointed date of the General Meeting.

32.6.	The General Meeting may, by way of a resolution, remove a director from office before the expiry of his tenure, and appoint another person to serve as director of the Company in his place, and also appoint a number of directors in the event of the number of directors having decreased below the minimum established by the General Meeting.

32.7.	The provisions of this Article 32 shall not apply to External Directors, whose appointment and removal shall be pursuant to the relevant provisions of the Law.

33.	Qualification of Directors

No person shall be disqualified to serve as a director by reason of his not holding shares in the Company or by reason of his having served as director in the past.

The provisions of this ~~section 32~~Article 33 shall not apply to External Directors, whose qualifications are as set forth in the relevant provisions of the Law.

34.	Vacation of Director’s Office

The office of a director shall be vacated:

34.1.	Upon his death;

34.2.	On the date at which he is declared a bankrupt;

34.3.	On the date he is declared legally incapacitated;

34.4.	On the date stipulated therefor in the resolution of his election or the notice of his appointment, as the case may be;

34.5.	On the date stipulated therefor in the resolution or notice of his removal or on the date of the delivery of such notice to the Company, whichever is later;

34.6.	On the date stipulated therefor in a written notice of resignation thereby delivered to the Company or upon its delivery to the Company, whichever is later.

34.7.	If he is convicted in a final judgment of an offence of a nature which disqualifies a person from serving as a director, as set forth in the Law.

34.8.	If a court of competent jurisdiction decides to terminate his office, in accordance with the provisions of the Law, in a decision or judgment for which no stay of enforcement is granted.

35.	Remuneration of Directors

The directors shall be entitled to remuneration by the Company for their services as directors. The remuneration may be established as a global sum or as a fee for participation in meetings. In addition to such remuneration, every director shall be entitled to a refund of reasonable expenses for travel, per diem money, and other expenses related to the discharge of his duties as a director.

The provisions of this ~~section 34~~Article 35 shall not apply to External Directors, whose remuneration shall be in accordance with the relevant provisions of the Law.

36.	Conflict of Interests

~~36.1.~~	~~Subject to the provisions of the Law, the Company may consider and approve, by a resolution of the  Board, each of the following transactions, which are not detrimental to the best interests of the  Company:~~

~~36.1.1.~~	~~a transaction to which the Company is a party to, and in which an officer of the Company has an interest; or~~

~~36.1.2.~~	~~a transaction between the Company and officer of the Company; or~~

~~36.1.3.~~	~~such other transactions that require special approval pursuant to the Law.~~

~~Notwithstanding the foregoing, in the event of an extraordinary transaction (“Iska Chariga” as defined in the Law) or the approval of the terms of service or employment (including any waiver, insurance or indemnification) of an officer of the Company, such transaction shall require such additional approval as stipulated by the Law. Any officer shall not participate in the meeting of the Board or audit committee (whichever applicable), where such resolution is considered and shall not vote in such meeting, unless the majority of the members of the Board or audit committee shall have an interest in the approval of the transaction, in which case such transaction must also be approved by the General Meeting.~~

The approval of any transaction that involves a conflict of interest with an Officer shall be approved in accordance with the Law and these Articles.

37.	Alternate Director

37.1.	Subject to the approval of the Board, a director may, by delivering a written notice to the Company, appoint an alternate for himself (hereinafter referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. The appointment of the Alternate Director shall be for an indefinite period and for all purposes, unless restricted to a specific period, to a specific meeting or act of the Board, to a specific matter or in any other manner, and same restriction was specified in the appointment instrument or in a written note delivered to the Company.

37.2.	Any notice delivered to the Company pursuant to Article 37.1 shall become effective on the date specified therefor therein or upon delivery thereof to the Company or upon approval of the Board, whichever is later.

37.3.	An Alternate Director shall be vested with all rights and shall bear all obligations of the director who appointed him, provided, however, that he shall not be entitled to appoint an alternate for himself (unless the instrument appointed him expressly provides otherwise), and provided further that the Alternate Director shall have no standing at any meeting of the Board or any committee thereof whereat the director who appointed him is present.

37.4.	The following may not be appointed nor serve as an Alternate Director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another Alternate Director.

37.5.	The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 34, and such office shall further be ipso facto vacated if the director who appointed such Alternate Director ceases to be a director.

38.	Meeting of the Board

38.1.	Subject to Articles 40 and 41 below, the Board may meet, adjourn its meeting and otherwise determine and regulate such meetings and their proceedings as it deems fit.

38.2.	Upon the vacation of the office of a director, the remaining directors may continue to discharge their functions until the number of remaining directors decreases below the minimum established in the Articles. In the latter case the remaining directors may only act to convene a General Meeting of the Company.

38.3.	The Board, by unanimous approval of all directors then in office, may at any time appoint any person to serve as director as replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established in these Articles. Any so appointed director shall remain in office until the next ~~General~~Annual Meeting, at which he may be reelected.

39.	Convening Meetings of the Board

39.1.	The Chairman of the Board may, at any time, convene a meeting of the Board, and shall be obliged to do so (i) at least once every three months, (ii) upon receipt of a written demand from any one director, or (iii) in accordance with ~~section~~Section 122(4) or 169 of the Law. In the event there is no such Chairman or a meeting of the Board was not convened to a date which is no later then ten (10) days following delivery of such written demand or receipt of the relevant notice or report, any of the abovementioned directors may convene a meeting of the Board.

Convening a meeting of the Board shall be made by delivering a notice thereof to all of the directors within a reasonable length of time prior to the date thereof. Such notice shall specify the exact time and place of the meeting so called and a reasonably detailed description of the all of the issues on the agenda for such meeting.

39.2.	A resolution adopted at a meeting of the Board, which had not convened in accordance with the necessary requirements set forth in the Law or these Articles may be invalidated in accordance with the applicable provisions of the Law.

39.3.	A director may waive his right to receive prior notice of any meeting, in general or in respect of a specific meeting, and shall be deemed to have waived such right with respect to any meeting at which he was present.

40.	Quorum

A majority of the number of directors then in office and entitled to participate in the discussion shall constitute a quorum at meetings of the Board, except if and as otherwise required in accordance with the Law. No business shall be considered or determined at any meeting of the Board unless the requisite quorum is present when the meeting proceeds to consider or determine same business.

41.	Chairman of the Board

41.1.	The Board may from time to time elect one of its members to be the Chairman of the Board, remove such Chairman from office and appoint another in his place. However, the General Manager shall not serve as the Chairman of the Board, nor shall the Chairman of the Board be vested with the powers designated to the General Manager, except in accordance with ~~section~~Section 121(3) of the Law. The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if he is not present or he is unwilling to take the chair at any meeting, the directors present shall elect one of their members to be chairman of such meeting.

41.2.	The Chairman of the Board shall have no casting vote~~.~~, unless (i) the Chairman of the Board is then Mr. Shlomo Nehama and (ii) Nechama Investments, together with any Affiliates thereof, then holds at least 25.05% of the outstanding shares of the Company. Notwithstanding the foregoing, in case Mr. Shlomo Nehama elects to exercise his casting vote in respect of a specific resolution brought before the Board (the “Triggering Resolution”), then (a) prior to such exercise, Nechama Investments shall be required to trigger the “Buy Me Buy You” mechanism set forth in Section 6 of the Shareholders Agreement as an Offering Party (as defined in the Shareholders Agreement), whereby the Triggering Resolution will be pending until the consummation of the sale of the Restricted Shares (as defined in the Shareholders Agreement) of one party to the Shareholders Agreement to the other party of the Shareholders Agreement in accordance with such “Buy Me Buy You” mechanism; and (b) in the event that three (3) directors of the Company so require, the Triggering Resolution shall be conditioned upon the approval of the General Meeting pursuant to Article 25.1. Upon a transfer of the Restricted Shares by Kanir to third party in accordance with the terms of the Shareholders Agreement, the casting vote of the Chairman of the Board shall expire.

VI   GENERAL MANAGER

42.	General Manager

42.1.	The Board shall appoint one or more persons, whether or not directors, as General Manager(s) of the Company, either for a definite period or without any limitation of time, and may confer powers, authorities and rights and/or impose duties and obligations upon such person or persons and determine his or their salaries as the Board may deem fit and subject to the provisions of the Law. Subject to the Law, the Board may delegate to the General Manager its power to approve the terms of compensation of other officers.

VII   MINUTES OF THE BOARD

43.	Minutes

43.1.	The proceedings of each meeting of the Board and meeting of committee of the Board shall be recorded in the minutes of the Company. Such minutes shall set forth the names of the persons present at every such meeting and all resolutions adopted thereat and shall be signed by the chairman of the meeting.

43.2.	All minutes approved and signed by the chairman of the meeting or the Chairman of the Board, shall constitute prima facie evidence of its contents.

VIII   INTERNAL AUDITOR

44.	Internal Auditor

44.1.	The Board shall appoint an internal auditor in accordance with the provisions of the Law.

44.2.	The Internal Auditor shall submit to the audit committee a proposal for an annual or periodic work program for its approval. The Audit Committee shall approve such proposal subject to the modifications which it considers necessary.

44.3.	The General Manager shall be in charge of and supervise the Internal auditor’s performance of its obligations.

IX   DIVIDENDS AND PROFITS

45.	Declaration of Dividends

45.1.	The Board may, from time to time, subject to the provisions of the Law, declare a dividend at a rate as the Board may deem considering the accrued profits of the Company as set forth in its financial statements, and provided that the payment of such dividends will not reasonably prevent the Company from meeting its current and expected liabilities.

45.2.	Subject to any special or restricted rights conferred upon the holders of shares as to dividends, all dividends shall be declared and paid in accordance with the paid-up capital of the Company attributable to the shares in respect of which the dividends are declared and paid. The paid-up capital attributable to any share (whether issued at its nominal value, at a premium or at a discount), shall be nominal value of such share. Provided, however that if the entire consideration for same share was not yet paid to the Company, the paid-up capital attribute thereto shall be such proportion of the nominal value as the amount paid to the Company with respect to the share bears to its full consideration, and further provided the amounts which have been prepaid on account of shares and the Company has agreed to pay interest thereon shall not be deemed, for the purposes of this Article, to be payments on account of such shares. In the event no amount has been paid with respect to any shares whatsoever, dividends may be declared and paid according to the nominal value of the shares.

45.3.	Notice of the declaration of dividends shall be ~~delivered to all those entitled to such dividends~~published as required by applicable law.

46.	Rights to Participate in the Distribution of Dividends

46.1.	Subject to special rights with respect to the Company’s profits to be conferred upon any person pursuant to these Articles and the Law, all the profits of the Company may be distributed among the members entitled to participate in the distribution of dividends.

46.2.	Notwithstanding for foregoing, a holder of shares shall not be attributed with the right to participate in the distribution of dividends ~~which were declared for a period preceding~~the record date for which preceded the date of ~~the actual~~ issuance of such shares.

47.	Interest on Dividends

The Company shall not be obligated to pay, and shall not pay interest on declared dividends.

48.	Payment of Dividends

Subject to Article 49, a declared dividend may be paid by wire transfer or a check made to the order of the person entitled to receive such dividend (and if there are two or more persons entitled to the dividend in respect of the same share — to the order of any one of such persons) or to the order of such person as the person entitled thereto may direct in writing. Same check shall be sent to the address of the person entitled to the dividend, as notified to the Company.

49.	Payment in Specie

Upon the recommendation of the Board, dividends may be paid, wholly or partly, by the distribution of specific assets of the Company and/or by the distribution of shares and/or debentures of the Company and/or of any other company, or in any combination of such manners.

50.	Setting-Off Dividends

The Company’s obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend.

The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to the Articles or any applicable law.

51.	Unclaimed Dividends

51.1.	Dividends unclaimed by the person entitled thereto within thirty (30) days after the date stipulated for their payment, may be invested or otherwise used by the company, as it deems fit, until claimed; but the Company shall not be deemed a trustee in respect thereof.

51.2.	Dividends unclaimed within the period of seven (7) years from the date stipulated for their payment, shall be forfeited and shall revert to the Company, unless otherwise directed by the Board.

52.	Reserves and Funds

52.1.	The Board may, before recommending the distribution of dividends, determine to set aside out of the profits of the Company or out of an assets revaluation fund and carry to reserve or reserves such sums as it deems fit, and direct the designation, application and use of such sums. The Board may further determine that any such sums which it deems prudent not to distribute as dividends will not be set aside for reserve, but shall remain as such at the disposal of the Company.

52.2.	The Board may, from time to time, direct the revaluation of the assets of the Company, in whole or in part, and the creation of an assets revaluation fund out of the revaluation surplus, if any.

53.	Capitalization of Profits

53.1.	The Board may capitalize all or any part of the sums or assets allocated to the credit of any reserve fund or to the credit of the profit and loss account or being otherwise distributable as dividends (including sums or assets received as premiums on the issuance of shares or debentures), and direct accordingly that such sums or assets be released for distribution amongst the members who would have been entitled thereto if distributed by way of dividends and in the same proportion; provided that same sums or assets be not paid in cash or in specie but be applied for the payment in full or in part of the unpaid consideration of the issued shares held by such members and/or for the payment in full of the consideration (as shall be stipulated in said resolution) for shares or debentures of the Company to be issued to such members subsequent to the date of said resolution, credited as fully paid up.

53.2.	In the event a resolution as aforesaid shall have been adopted, the Board shall make all adjustments and applications of the moneys or assets resolved to be capitalized thereby, and shall do all acts and things required to give effect thereto. The Board may authorize any person to enter into agreement with the Company on behalf of all members entitled to participate in such distribution, providing for the issuance to such members of any shares or debentures, credited as fully paid, to which they may be entitled upon such capitalization or for the payment on behalf of such members, by the application thereto of the proportionate part of the money or assets resolved to be capitalized, of the amounts or any part thereof remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding upon all such members.

X   ACCOUNTING BOOKS

54.	Accounting Books

54.1.	The Board shall cause the Company to hold proper accounting books and to prepare an annual balance sheet, a statement of Profit and Loss, and such other financial statements as the Company may be required to prepare under law.

The accounting books of the Company shall be held at the office or at a place deemed fit by the Board, and they shall be open to inspection by the directors.

54.2.	The Board may determine at its sole discretion the terms on which any of the accounts and books of the Company shall be open to inspection by members, and no member (other than a director) shall be entitled to inspect any account or ledger or document of the Company unless such right is granted by law or by the Board.

54.3.	At least once a year, the Board shall submit to the Annual Meeting financial statements for the period from the previous statement as required by Law. The balance sheet shall be accompanied by an auditors’ report ~~and a report by the Board on the position of the Company~~, if available.

54.4.	The Company shall not be required to send copies of its financial statements to members.

XI   BRANCH REGISTERS

55.	Authority to keep Branch Registers

The Company may keep branch registers in any reciprocal state.

56.	Provisions in respect of keeping Branch Registers

Subject to the provisions contained in the Law, the Board shall be authorized to make such rules and procedures in connection with the keeping of branch registers as it may, from time to time, think fit.

XII   SIGNATURES

57.	The Company’s Signature

57.1.	A document shall be deemed signed by the Company upon the fulfillment of the following:

57.1.1.	It bears the name of the Company in print;

57.1.2.	It bears the signature of one or more persons authorized therefor by the Board; and

57.1.3.	The act of the person authorized by the Board as aforesaid was within its authority and without deviation therefrom.

57.2.	The signatory rights on behalf of the Company shall be determined by the Board.

57.3.	An authorization by the Board as provided in Article 57.2 may be for a specific matter, for a specific document or for a certain sort of document or for all the Company’s documents or for a definite period of time or for an unlimited period of time, provided that any such authority may be terminated by Board, at will.

57.4.	The provisions of this Article shall apply both to the Company’s documents executed in Israel and the Company’s documents executed abroad.

XIII   NOTICES

58.	Notices in Writing

58.1.	Notices pursuant to the Law, the Memorandum and the Articles shall be made in the manner prescribed by the Board from time to time.

58.2.	Unless otherwise prescribed by the Board, all notices shall be made in writing and shall be sent by mail.

59.	Delivery of Notices

59.1.	Each member and each director shall notify the Company in writing of his address for the receipt of notices, documents and other communications relating to the Company, its business and affairs.

59.2.	Any notice, document or other communication shall be deemed to have been received at the time received by the addressee ~~or at its address~~, or if sent by registered mail ~~to same address —~~, within ~~seven~~three (~~7~~3) days from its dispatch, whichever is earlier.

59.3.	The address for the purposes of Article 59.2 shall be the address furnished pursuant to Article 59.1, and the address of the Company for the purposes of Article 59.2 shall be its registered address or principal place of business.

XIV   INDEMNITY AND INSURANCE

60.	Indemnity of Officers

60.1.	The Company may, from time to time and subject to any provision of law, indemnify an Officer in respect of a liability or expense set out below which is imposed on him or incurred by him as a result of an action taken in his capacity as an Officer of the Company:

60.1.1.	monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order;

60.1.2.	reasonable litigation expenses, including legal fees, incurred by the Officer as a result of an investigation or proceeding instituted against such Officer by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law); and

60.1.3.	reasonable litigation expenses, including legal fees, which the Officer has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent.

60.2.	The Company may, from time to time and subject to any provision of the law:

60.2.1.	Undertake in advance to indemnify an Officer of the Company for any of the following:

(i)	any liability as set out in Article 60.1.1 above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of the Board can be anticipated in light of the Company’s activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which the Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that the Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking; or

(ii)	any liability stated in Article 60.1.2 or 60.1.3 above;

60.2.2.	indemnify an Officer after the occurrence of the event which is the subject of the indemnity.

61.	Insurance of Officer

The Company may enter into an agreement for the insurance of the liability of an ~~officer~~Officer, in whole or in part, with respect to any liability which may imposed upon such ~~officer~~Officer as a result of an act performed by same ~~officer~~Officer in his capacity as an ~~officer~~Officer of the Company, for any of the following:

61.1.1.	A breach of a cautionary duty toward the Company or toward another person;

61.1.2.	A breach of a fiduciary duty toward the Company, provided the ~~officer~~Officer acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the Company;

61.1.3.	A monetary liability imposed upon an ~~officer~~Officer toward another.

61A.	Exemption

Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Board may resolve in advance to exempt an ~~officer~~Officer from all or part of such ~~officer~~Officer’s responsibility or liability for damages caused to the Company due to any breach of such ~~officer~~Officer’s duty of care towards the Company.

XV WINDING UP

62.	Distribution of Assets

If the Company be wound up, then, subject to provisions of any applicable law and to any special or restricted rights attached to a share, the assets of the Company in excess of its liabilities shall be distributed among the members in proportion to the paid-up capital of the Company attributable to the shares in respect of which such distribution is being made. The paid-up capital attributable to any share (whether issued at its nominal value, at a premium or at a discount), shall be a nominal value of such share, provided, however, that if the entire consideration for same share was not yet paid to the Company, the paid-up capital attributable thereto shall be such proportion of the nominal value as the amount paid to the Company with respect to the share bears to its full consideration.